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As confidentially submitted to the Securities and Exchange Commission on March 16, 2018

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Biohaven Pharmaceutical Holding Company Ltd.
(Exact name of registrant as specified in its charter)

British Virgin Islands (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)

c/o Biohaven Pharmaceuticals, Inc.
234 Church Street
New Haven, Connecticut 06510
(203) 404-0410
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Vlad Coric, M.D.
Chief Executive Officer
Biohaven Pharmaceutical Holding Company Ltd.
234 Church Street
New Haven, Connecticut 06510
(203) 404-0410
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Darren K. DeStefano Brian F. Leaf Katie Kazem Cooley LLP 11951 Freedom Drive Reston, VA 20190-5656 (703) 456-8000	Patrick O'Brien Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.    ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Shares, no par value		$	$	$

(1)
Includes            common shares that the underwriters have the option to purchase.

(2)
Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act on the basis of the average of the high and low prices of the Registrant's common shares as reported on the New York Stock Exchange on March     , 2018.

           The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)
Dated                   , 2018

Shares

COMMON SHARES

Biohaven Pharmaceutical Holding Company Ltd. is offering               of its common shares. Our common shares are listed on the New York Stock Exchange under the symbol "BHVN." The last reported sale price of our common shares on the New York Stock Exchange on March        , 2018 was $               per share. The final public offering price will be determined through negotiation between us and the lead underwriters in the offering and the recent market price used throughout the prospectus may not be indicative of the final offering price.

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

Investing in our common shares involves risks. Please see "Risk Factors" beginning on page 17 as well as in the documents incorporated by reference into this prospectus.

PRICE $     A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, Before Expenses, to Biohaven
Per Share	$	$	$
Total	$	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See "Underwriting" in this prospectus for a description of compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to                           additional common shares at the public offering price less the underwriting discount. The underwriters can exercise this option at any time within 30 days after the date of this prospectus.

The underwriters expect to deliver the common shares to purchasers on or about         , 2018.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

MORGAN STANLEY	PIPER JAFFRAY	BARCLAYS

WILLIAM BLAIR	NEEDHAM & COMPANY

                  , 2018

        Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of our common shares. Our business, financial condition, results of operations, and prospects may have changed since that date.

        For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

PROSPECTUS SUMMARY

        This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common shares. You should carefully consider, among other things, our financial statements and the related notes and the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our most recent Annual Report on Form-10K, which is incorporated by reference in this prospectus, and the section of this prospectus titled "Risk Factors.". Unless the context otherwise requires, we use the terms "Biohaven," "company," "we," "us" and "our" in this prospectus to refer to Biohaven Pharmaceutical Holding Company Ltd. and, where appropriate, our subsidiaries.

Overview

        We are a clinical-stage biopharmaceutical company with a portfolio of innovative, late-stage product candidates targeting neurological diseases, including rare disorders. Our product candidates are small molecules based on two distinct mechanistic platforms—calcitonin gene-related peptide, or CGRP, receptor antagonists and glutamate modulators—which we believe have the potential to significantly alter existing treatment approaches across a diverse set of neurologic indications with high unmet need in both large markets and orphan indications. The most advanced product candidate from our CGRP receptor antagonist platform is rimegepant, an orally available, potent and selective small molecule human CGRP receptor antagonist that we are developing for the acute treatment of migraine. We expect to receive the topline results of our two Phase 3 clinical trials in the first quarter of 2018.

        Our glutamate platform includes three clinical-stage product candidates being developed for the treatment of various neurological indications: trigriluzole for the treatment of obsessive-compulsive disorder, or OCD, spinocerebellar ataxia, or SCA, and Alzheimer's disease; BHV-0223 for the treatment of amyotrophic lateral sclerosis, or ALS, a neurodegenerative disease; and BHV-5000 for the treatment of neurological and psychiatric illnesses such as Rett syndrome, neuropathic pain and treatment-resistant depression. We have received orphan drug designation from the U.S. Food and Drug Administration, or FDA, for BHV-0223 in ALS and we have observed results suggesting bioequivalence to Rilutek in a recently completed Phase 1 clinical trial. We plan to file a new drug application, or NDA, with the FDA for BHV-0223 in the second half of 2018. With respect to our next most advanced product candidate in our glutamate platform, trigriluzole, we expect to receive the results from an open-label 48-week extension study in SCA in the fourth quarter 2018. We also expect to complete enrollment in our Phase 2 clinical trial of trigriluzole for the treatment of OCD by the end of 2018. With respect to BHV-5000, we initiated a Phase 1 study in December 2017 which we expect to be completed in the second half of 2018.

Product Candidates

        The following table summarizes our lead development programs. We hold the worldwide rights to all of our product candidates.

Our CGRP Receptor Antagonist Platform

        Our CGRP receptor antagonist platform comprises two product candidates: rimegepant for the acute treatment of migraine and BHV-3500 for the acute treatment and prevention of migraine.

Our Lead Product Candidate: Rimegepant, an Oral CGRP Receptor Antagonist for Acute Treatment of Migraine

        We are developing rimegepant as an orally available, selective and potent small molecule CGRP receptor antagonist for the acute treatment of migraine. We believe that rimegepant has the potential to be the best-in-class CGRP receptor antagonist for the treatment of migraine with the ability to address important unmet needs, such as durable efficacy across all four traditional migraine symptoms and reduced incidence of headache recurrence, without contraindications or warnings in patients with cardiovascular disease or cardiovascular risk factors such as hypertension.

        Rimegepant dosed at 75 mg was observed to have statistically significant, durable improvement as compared to placebo in a Phase 2b, double-blind, randomized, placebo-controlled, dose-ranging clinical trial completed by Bristol-Myers Squibb Company, or BMS, prior to us entering into our license agreement with BMS. In this trial, 812 patients suffering from migraine attacks received either placebo, sumatriptan 100 mg (a currently approved triptan medication for migraine) or rimegepant dosed at 10, 25, 75, 150, 300 or 600 mg. The Phase 2b data showed statistically significant effects of rimegepant starting at the 75 mg dose compared to placebo, meaning that at this dose level, statistically significant results were observed on all four key migraine symptoms—pain, nausea, photophobia and phonophobia. Higher doses of rimegepant, while also showing improvement compared to placebo, did not appear to convey any meaningful additional benefit above the 75 mg dose. The observed improvement profile is consistent with the published literature showing a lack of a progressive dose-response curve for anti-migraine drugs used in the acute treatment of migraine. To our knowledge and based on publicly available information, rimegepant is the only small molecule CGRP receptor antagonist currently in development that has achieved statistically significant improvement on all four of the traditional endpoints within a single study, which suggests a broad efficacy profile important both to patients and physicians. Rimegepant also was observed to have evidence of durable improvement as demonstrated by statistically significant effects on two-to-24 hour and two-to-48 hour pain freedom and two-to-24 hour pain relief, as compared to placebo. In these measurements, benefits were present at two hours after dosing and persisted through 24 hours after dosing and, with respect to pain freedom, through 48 hours after dosing. This durable improvement is significant because other common migraine medications, such as triptans, have been associated with headache recurrence.

        Based on the results of the Phase 2 clinical trial, we elected to advance the 75 mg dose of rimegepant in our Phase 3 clinical trials. According to FDA 2014 draft guidance for developing drugs for acute treatment of migraine, approval for this indication has historically involved the demonstration of an effect on four co-primary endpoints: pain, nausea, photophobia and phonophobia. More recently, the FDA has considered an alternate approach and, in the recently published FDA 2018 formal guidance, indicated as the preferred approach, for approval based on an effect at two hours on headache pain freedom and freedom from a patient's most bothersome migraine symptom, or MBS, selected as either nausea, photophobia or phonophobia. Using this approach, the two co-primary endpoints would be (1) having no headache pain at two hours after dosing and (2) a demonstrated effect on freedom from the MBS at two hours after dosing. Regardless of the associated symptom identified as most bothersome, the FDA guidance states that all three important migraine symptoms (nausea, photophobia and phonophobia) should be assessed as secondary endpoints.

        We had an end of Phase 2 meeting with the FDA in March 2017 and we commenced two Phase 3 clinical trials in July 2017. We completed enrollment in these trials in November 2017. Approximately 3,000 patients were enrolled and 2,300 patients randomized across these two Phase 3 trials. We expect to receive topline results from both of these trials in the first quarter of 2018. Additionally, in November 2017, we also received agreement from the FDA on an initial pediatric study plan. In February 2018, we submitted a request for scientific advice for rimegepant to the Committee for Medicinal Products for Human Use, or CHMP, a committee of the European Medicines Agency, or EMA, and we anticipate receiving feedback in the first half of 2018.

        Both Phase 3 clinical trials conform to the FDA guidance for approval in acute treatment of migraine. The trials are double-blinded, randomized, and placebo-controlled. The trials recruited male and female patients 18-65 years of age with at least a one year history of migraine, including an age of onset prior to 50, migraine attacks that last about four to 72 hours, not more than eight attacks of moderate to severe intensity per month within the last three months and not less than two attacks per month. Our goal was to enroll patients who represent the spectrum of real-world migraineurs, including those who have previously been non-responsive to triptans, as the FDA stated to us at our end of Phase 2 meeting that triptan-resistant patients may benefit from rimegepant treatment. We also enrolled patients who have cardiovascular risk factors and/or vascular disease. The primary objective of the trials is to evaluate the efficacy of 75 mg of rimegepant compared with placebo in the acute treatment of migraine as measured by two co-primary endpoints: (1) pain freedom (headache pain intensity level reported as "no pain") at two hours after dosing using a four-point numeric rating scale (no pain, mild pain, moderate pain, severe pain) and (2) freedom from the MBS at two hours after dosing. The three other important migraine symptoms (nausea, photophobia and phonophobia) will be assessed as secondary endpoints, consistent with FDA guidance.

        In August 2017, we commenced a long-term safety study to meet FDA requirements for approval. This study will be a 12-month, long-term, open label safety study conducted in patients with migraine. Two thousand patients will be treated in this study. A subset of approximately 600 patients will have a history of more frequent migraine attacks (i.e., more than eight migraine attacks per month) and will be able to take up to 30 doses of 75 mg rimegepant in one month. At our end of Phase 2 meeting, the FDA stated its desire to see a safety study in which patients received daily or near-daily dosing of rimegepant for at least three months. This desire stems from the FDA's concern about a potential liver signal with the class of CGRP antagonists. The FDA stated that any risk of liver injury has to be very low and that exposure with the drug has to be sufficient to cap the risk of liver injury at a level acceptable for the migraine population. We believe the design of our long-term safety study may adequately address this concern by providing for the enrollment of approximately 600 patients who experience nine to fourteen migraine episodes per month and will be allowed to use rimegepant on a daily basis, which we believe will generate safety data with respect to long-term, frequent use of rimegepant. Importantly, we believe this study design, in which patients are allowed to take up to 30 doses of 75 mg rimegepant in one month, embraces the FDA's guidance for conduct of a long-term safety study trial during which patients can treat all acute migraine episodes with the investigational drug. Study visits for all patients will be monthly for the first three months and every three months thereafter. Based on feedback we received at our end of Phase 2 meeting with the FDA, we will administer liver function testing at two weeks post-dose and will follow patients with any abnormal liver function tests until clinical resolution. We expect sufficient clinical data needed for filing an NDA for rimegepant will be available by the end of 2018. As of December 31, 2017, approximately 1,100 patients were enrolled in this study, and we expect enrollment to be complete in the first half of 2018.

        Those suffering from migraine often have accompanying nausea and have an aversion to consuming food or liquids during an attack. We are also developing an oral solid dosage formulation of rimegepant that disperses almost instantly in the mouth, without the need for water. The Zydis® oral dissolving tablet, or ODT, formulation being utilized uniquely addresses this issue. Biohaven has exclusive worldwide rights to the Zydis ODT fast-dissolving formulation for the development of rimegepant pursuant to a January 2018 license agreement with Catalent U.K. Swindon Zydis Limited, a subsidiary of Catalent, Inc., or Catalent. This agreement also provides exclusivity with respect to other small molecule CGRP receptor antagonists with the Zydis ODT technology. In February 2018, a bioequivalence study was conducted to compare this new ODT formulation to the tablet in current clinical development and provided evidence of equivalence. A third Phase 3 clinical trial with rimegepant commenced in February 2018. This study, utilizing the new ODT formulation, is designed to replicate the other two ongoing Phase 3 clinical trials. The trial compares placebo to 75 mg of the ODT formulation and will randomize approximately 850 patients with migraine to evaluate approximately 425 patients per treatment arm. We expect to report topline results from this Phase 3 clinical trial in the fourth quarter of 2018.

        Based on the results from the Phase 2b trial and earlier-stage development, we believe rimegepant offers the following clinical and product benefits for the acute treatment of migraine:

  •
  Oral Availability.  To our knowledge, rimegepant is one of only two small molecule CGRP receptor antagonists that is currently in late-stage clinical development and that offers patients convenient oral administration.

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  Comprehensive Treatment Effect.  In the Phase 2b trial, the 75 mg dose of rimegepant showed statistically significant improvement as compared to placebo across all four key migraine symptoms (pain, nausea, photophobia and phonophobia), while the other small molecule CGRP receptor antagonists currently in development have failed to show statistically significant improvement on nausea, and also failed to show significant improvement on pain relief.

  •
  Durable Improvement.  In the Phase 2b trial, the improvement of the 75 mg dose of rimegepant on pain freedom was statistically significant at two-to-24 hours and two-to-48 hours after dosing, and on pain relief was statistically significant at two and 24 hours after dosing, in each case as compared to placebo, showing durability of treatment effect.

  •
  Favorable Safety Profile.  In the Phase 2b trial, rimegepant was generally well tolerated with low rates of AEs, no discontinuations for AEs, no treatment-related serious adverse events, or SAEs, and no deaths. AEs in the 75 mg treatment group were comparable to the placebo group, and most AEs across all treatment groups were mild to moderate in intensity and dose-dependent. Rimegepant does not cross the blood brain barrier, so there is low potential for centrally mediated AEs. In addition, the preclinical and clinical evidence suggests that CGRP receptor antagonists, such as rimegepant, have an absence of vasoconstrictor activity and lack other undesirable cardiovascular side effects, such as changes in the blood pressure or heart rate, that are commonly associated with triptans.

  •
  Potency.  Rimegepant is highly potent with subnanomolar affinity for the human CGRP receptor, which allows for a relatively low dose to provide maximal treatment effect.

  •
  Lower Expected Cost.  We expect that as a small molecule, rimegepant will have a lower cost of goods than CGRP antibodies, which are biologics.

Our Product Candidate BHV-3500, a CGRP Receptor Antagonist for Acute Treatment and Prevention of Migraine

        BHV-3500 is the second compound from our CGRP receptor antagonist platform. We are developing BHV-3500 for the acute treatment and prevention of migraine, and we believe it has the potential to improve the existing standard of care based on the following benefits:

  •
  Multiple Potential Routes of Delivery—BHV-3500 may be used by nasal, subcutaneous, inhalation or potential oral routes of administration with rapid onset of treatment effect, compared to the anti-CGRP monoclonal antibodies, or mAbs, that are currently in development which have a more cumbersome route of administration to patients in the form of intravenous or subcutaneous use. The first formulation of BHV-3500 entering the clinic is for intranasal delivery that will be assessed for rapid onset of action in the acute treatment of migraine.

  •
  Favorable Safety Profile—Like rimegepant, we believe BHV-3500 will have a favorable safety and tolerability profile in the clinic, attributable to multiple properties such as its high selectivity for the CGRP receptor, low propensity to aggregate in lipids, and its expected excretion from the body in a largely unchanged state. Unlike other small molecule CGRP receptor antagonists that show potential for liver effects at high exposures, BHV-3500 has not demonstrated any propensity for liver abnormalities in preclinical studies to date, even at very high dose levels. Because preventative treatments involve chronic dosing on a daily basis, any potential target organ effects on the liver could be problematic. Therefore, based on these observations from nonclinical toxicology studies, we believe that BHV-3500 may provide a substantial benefit over other agents with such propensities. In addition, in preclinical studies of BHV-3500, no significant cardiovascular safety or systemic toxicity issues were observed, in contrast to sumatriptan, which displays dose-dependent vasoconstriction.

  •
  Superior Chemical Attributes—BHV-3500 is a highly soluble, potent antagonist at the human CGRP receptor. Because BHV-3500 exhibits an in vitro and in vivo efficacy profile similar to rimegepant, we believe that BHV-3500 will also have a comprehensive (pain, nausea, photophobia and phonophobia) and durable efficacy profile. The chemical attributes of BHV-3500 also allow for a variety of formulations that may provide a more rapid onset of efficacy. Unlike mAbs, which are large biologic molecules, BHV-3500 is a small molecule that directly binds with high potency to the CGRP receptor.

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  Higher Value to Patients and Payors with Lower Expected Cost Compared to Biologics—We expect that as a small molecule, BHV-3500 will have a lower cost of goods than mAbs, which are biologics.

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  Potential for Multiple Indications—Although its nonclinical safety and efficacy profile suggests BHV-3500's potential for daily administration and development for prevention of migraine, this compound also has the potential to be developed in the acute treatment of migraine. BHV-3500 adds flexibility to our CGRP development program as a stand-alone agent for prevention therapy or a complementary/backup intranasal formulation for rapid onset of action in the acute treatment of migraine.

        We believe BHV-3500 has the potential to address a significant unmet need in the acute treatment of migraines in patients with both episodic and chronic migraine, as well as compete effectively with current and future migraine prevention therapies. BHV-3500 may afford multiple routes of delivery including intranasal delivery and daily oral administration for acute and preventative treatment of migraine, potential for enhanced safety profile, superior chemical attributes and a higher value to patients and payors with lower expected costs compared to large molecule biologics in current development.

        We have commenced a toxicology development program to support the submission of an investigational new drug application, or IND, to the FDA for BHV-3500. This preclinical program includes intranasal and subcutaneous dose toxicity studies. We intend to submit an IND for BHV-3500 in the first half of 2018 to permit us to commence clinical trials. We plan to conduct a Phase 1 clinical trial in the second half of 2018 to assess safety, tolerability and PK of BHV-3500 in healthy volunteers.

Our Glutamate Platform

        We are developing three product candidates, trigriluzole, BHV-0223 and BHV-5000, that modulate the glutamate system via two distinct mechanisms which form the basis of our glutamate platform—glutamate transporter modulators (trigriluzole and BHV-0223) and glutamate N-methyl-D-aspartate, or NMDA, receptor antagonists (BHV-5000).

        Abnormal glutamate release or dysfunction of glutamate clearance can cause overstimulation of glutamate receptors which can lead to a dangerous neural injury called excitotoxicity, which has been associated with a wide range of neurodegenerative diseases. The FDA has approved anti-excitotoxicity drugs that act on the glutamatergic system by blocking NMDA receptors, such as memantine (Namenda) for Alzheimer's disease, lamotrigine (Lamictal) for epilepsy and bipolar disorder and riluzole (Rilutek) for ALS. Although these drugs show the therapeutic potential of glutamate receptor antagonists in the treatment of a range of neurological diseases, many of these approved drugs have serious side effects and other drawbacks that we have attempted to solve with our development of BHV-0223 and trigriluzole.

        We are currently developing trigriluzole as a potential FDA-approved drug treatment option for patients suffering from OCD, Alzheimer's disease and ataxia (initially focusing on SCA). A Phase 2 double-blind, randomized controlled trial on the use of trigriluzole in OCD commenced in late 2017 and enrollment is expected to complete in 2018. In addition, a Phase 2 double-blind, randomized controlled trial of trigriluzole in the treatment of mild-to-moderate Alzheimer's disease is being advanced in collaboration with the Alzheimer's Disease Cooperative Study, a consortium of sites funded by the National Institutes of Health. We expect that this trial will begin in the first half of 2018. The 48-week extension phase of the SCA Phase 2/3 trial is ongoing, and we expect to receive the data from that portion of the trial by the end of 2018.

        OCD is a chronic neuropsychiatric disorder characterized by symptoms of obsessions (intrusive thoughts) and compulsions (repetitive behaviors) that can interfere with patients' functional abilities. According to the National Institute of Mental Health, the 12-month prevalence of OCD is 1% of the U.S. adult population, and approximately half of these cases are characterized as severe. First-line treatment for OCD includes cognitive behavior therapy, selective serotonin reuptake inhibitors, or SSRIs, and adjunctive use of atypical antipsychotics. Nonetheless, up to 60% of patients have an inadequate response to conventional intervention strategies. While SSRIs and atypical antipsychotics have been approved for OCD, the majority of patients do not have an adequate response to pharmacologic treatment, and some seek invasive neurosurgical procedures to ameliorate symptoms. Despite the significant public health burden, no novel mechanisms of action have been approved by the FDA for OCD in over two decades. The rationale for use of trigriluzole in OCD is supported by clinical data with its active metabolite, riluzole, in populations with OCD in open-label and placebo-controlled clinical trials as well as in preclinical, genetic and neuroimaging studies implicating the glutamatergic hyperactivity in the pathogenesis of OCD.

        Alzheimer's disease is the most common form of dementia, characterized by symptoms of progressive memory loss and impairment in other areas of cognition. According to the Alzheimer's Association, approximately 5.5 million people in the United States are affected by the disease and, with the aging population, that number is expected to triple by 2050. We believe the rationale for the study of trigriluzole in Alzheimer's disease is supported by preclinical studies on the active metabolite, riluzole, in multiple relevant preclinical models and our own clinical data from the Phase 2/3 clinical trial on the potential of trigriluzole to overcome limitations of administering riluzole.

        SCA represents an orphan disease. According to a 2016 report by Orphanet cataloging the prevalence and incidence of rare diseases, SCA affects approximately 22,000 individuals in the United States. We have received both orphan drug designation and fast track designation from the FDA for trigriluzole for the treatment of SCA. In October 2017, we reported topline data from the 8-week randomization period from the Phase 2/3 clinical trial in SCA. At the eight week time point, trigriluzole did not statistically differentiate from placebo. We believe that post-hoc analyses suggested the potential for favorable therapeutic effects of trigriluzole, based on numerically superior treatment effects compared to placebo in groups of subjects with less inherent pre-randomization variability on the primary endpoint and also in those, who based on baseline characteristics, would be expected to have greater drug exposures. In the trial, we observed a favorable safety and tolerability profile. For example, no subjects demonstrated an elevation of liver transaminases of 3-fold or greater than the upper limit of normal; whereas, a similar exposure of the active metabolite, riluzole, is associated with about an 8% rate of such elevations, based on the Rilutek Prescribing Information. The 48-week extension phase of the SCA trial is ongoing, and we expect to receive the data from that portion of the trial by the end of 2018. Based on post-hoc analyses we are in active dialogue with the FDA to discuss the potential for further development of trigriluzole in ataxias and the FDA has expressed a potential willingness to accept a modification of our trial's primary endpoint, the Scale for Assessment and Rating of Ataxia, also called SARA, as an acceptable registrational endpoint. The modified SARA has not yet been established or agreed upon. Future development of trigriluzole in ataxia will be based on these interactions and results from the extension phase of the ongoing Phase 2/3 trial.

        In addition, preclinical and small-scale pilot studies are underway to explore trigriluzole's use in the treatment of a pipeline of other indications such as essential tremor, psychiatric disorders including anxiety and depression as well as some cancers whose spread is thought mediated by glutamate transmission, such as melanoma and glioblastoma. We are also developing analogs of trigriluzole and other related prodrugs for potential use in these indications.

        We are currently developing BHV-0223 for the treatment of ALS. According to the ALS Association, ALS affects up to 20,000 individuals in the United States and according to industry data, we estimate 15,000 individuals are clinically diagnosed, with 7,500 ALS patients actively treated with generic riluzole or branded Rilutek. As the first of two drugs approved by the FDA for the treatment of ALS and the only drug to extend life and/or time to tracheostomy, riluzole is the established standard of care. However, while the market is highly genericized, there have not been further clinical improvements or advances in ALS riluzole therapeutics since the FDA's approval in 1995. In addition, the use of riluzole is limited by a number of non-desirable attributes. We have received orphan drug designation from the FDA for BHV-0223 in ALS and we have observed results suggesting bioequivalence to Rilutek in a recently completed Phase 1 clinical trial. We plan to submit a new drug application, or NDA, to the FDA for BHV-0223 in the second half of 2018. We believe that BHV-0223, if approved, could gain meaningful market share based on its favorable formulation attributes.

        BHV-5000 is an orally available, first-in-class, low-trapping, NMDA receptor antagonist prodrug that we are developing for the treatment of neuropsychiatric indications, including Rett syndrome. Rett syndrome is a rare and severe genetic neurodevelopmental disorder. After six to 18 months of apparently normal post-natal development, patients with Rett syndrome develop global deceleration of psychomotor function, loss of acquired cognitive skills and brain-mediated episodes of transient respiratory suppression. With intensive care, patients may survive into adulthood, yet they are severely physically and cognitively impaired. Rett syndrome affects approximately 15,000 individuals in the United States. No approved drug therapies for Rett syndrome are currently available and care is supportive. The rationale for the study of BHV-5000 in Rett syndrome is based on results of studies with BHV-5000, its active metabolite and ketamine in preclinical mouse models, in which improvement in key clinical features of the disease have been observed, including a reduction in the frequency of episodes of respiratory suppression. These preclinical findings are supported by anecdotal clinical reports regarding the use of ketamine, another NMDA receptor antagonist, in patients with Rett syndrome that have been reported to also show clinical improvements. We initiated a Phase 1 clinical trial of BHV-5000 in December 2017 which we expect to be completed in the second half of 2018.

Our Strategy

        Our goal is to become a leader in the development of innovative therapies for neurological diseases that have the potential to change current treatment paradigms. The key elements of our strategy to achieve this goal include:

  •
  Rapidly advance and commercialize our portfolio of migraine product candidates.  We believe our novel small molecule, orally available CGRP receptor antagonists, rimegepant and BHV-3500, have the potential to be best-in-class treatments for migraine. Rimegepant was observed to have statistically significant improvement, as compared to placebo, on migraine pain and associated symptoms of nausea, phonophobia and photophobia in a Phase 2b clinical trial of acute treatment of migraine. We expect to receive topline results of two acute treatment Phase 3 clinical trials in the first quarter of 2018. We intend to submit an IND for BHV-3500 in the first half of 2018 to permit us to commence clinical trials, and explore multiple formulations, such as intranasal, inhalation, subcutaneous or oral routes of administration. We plan to develop BHV-3500 for both the acute treatment and prevention of migraine.

  •
  Advance the development of our novel glutamate modulator trigriluzole for patients suffering from ataxias, OCD and Alzheimer's disease. We secured orphan drug designation from the FDA for the treatment of SCA with trigriluzole in May 2016 and fast track designation in May 2017. Topline results for the short-term portion of our Phase 2/3 clinical trial did not support a filing; however, post-hoc subgroup analyses lend support to potential therapeutic effects. Future directions in ataxia will be based on our interactions with the FDA and results from the extension phase of the ongoing study from which we expect to receive results in the fourth quarter 2018. An ongoing Phase 2/3 clinical trial in OCD is expected to complete enrollment in 2018. A Phase 2 clinical trial in Alzheimer's disease is planned to start in the first half of 2018.

  •
  Demonstrate bioequivalence and prepare for commercialization of our low-dose, Zydis sublingual formulation, BHV-0223, for ALS patients. Results of a bioequivalence study with BHV-0223 and marketed riluzole demonstrated bioequivalence, thus providing pivotal data that will enable our submission of a NDA to the FDA and allow us to pursue the regulatory approval of BHV-0223 for ALS under Section 505(b)(2) of the U.S. Federal Food, Drug, and Cosmetic Act. A pre-NDA meeting with the FDA took place in March 2018 and NDA submission is planned for the second half of 2018. A study assessing tolerability in dysphagic patients with ALS is expected to complete in the first quarter of 2018.

  •
  Advance BHV-5000 into clinical trials to assess its potential for efficacy in neuropsychiatric indications. BHV-5000 is a potential best-in-class NMDA receptor antagonist with the potential to treat a wide range of neuropsychiatric indications, including Rett syndrome. In July 2017, we received orphan drug designation from the FDA for BHV-5000 for the treatment of patients with Rett syndrome. In December 2017, we initiated a Phase 1 clinical trial of BHV-5000 that we expect to complete in the second half of 2018. Depending on the results of this trial, we plan to commence randomized controlled trials of BHV-5000, with the potential for positive results to provide pivotal registrational evidence of efficacy.

  •
  Maximize the therapeutic and commercial potential of our existing product candidates by exploring their use in multiple indications. Based on the broad mechanistic potential of our glutamate modulation platform, we believe that our product candidates may have utility in treating a wide array of conditions. We intend to explore their use for multiple indications, beginning with orphan neurological indications.

  •
  Actively manage our product portfolio and opportunistically enter into strategic collaborations. We have a pipeline of product candidates for both large market and rare disease opportunities. The broad mechanistic potential of our platforms could continue to significantly expand our pipeline. As we seek to commercialize any approved products, we intend to maintain a highly skilled, agile and cost-effective infrastructure focused on specialty drug development. We plan to retain our worldwide commercialization rights for some of our key product candidates while for other product candidates we will consider partnership opportunities to maximize returns. In addition to actively managing our existing product portfolio, we may explore external opportunities, including the acquisition or in-licensing of complementary product candidates. Leveraging our management team's deep pharmaceutical relationships and experience will be a key component of this strategy as we continually assess U.S. and ex-U.S. partnership opportunities.

Recent Developments

        On March 12, 2018, we entered into an amendment to our license agreement with BMS for our small molecule CGRP receptor antagonist platform, including our product candidates rimegepant and BHV-3500. As part of the restructuring in this amendment, we paid BMS an upfront payment of $50.0 million in return for a low single-digit reduction in the royalties payable on net sales of rimegepant and a mid single-digit reduction in the royalties payable on net sales of BHV-3500. Under the original license agreement with BMS, we were obligated to make tiered royalty payments based on annual worldwide net sales of licensed products upon their approval and commercialization, with percentages in the low to mid teens.

        The restructuring also removed BMS's right of first negotiation to regain its intellectual property rights or enter into a license agreement with us following our receipt of topline data from our two ongoing Phase 3 clinical trials of rimegepant, and clarified that antibodies targeting CGRP are not prohibited as competitive compounds under the non-competition clause of the agreement, thereby permitting us to potentially license rimegepant or BHV-3500 to a company with a CGRP antibody program. The license agreement, which was originally executed in July 2016, continues to provide us with exclusive global development and commercialization rights to rimegepant, BHV-3500 and related CGRP molecules, as well as related know-how and intellectual property. Our obligations to make development and commercial milestone payments to BMS remain unchanged.

        In order to raise the proceeds to make the upfront payment for the restructuring of our license agreement with BMS, on March 14, 2018 we completed a private placement of 2,000,000 of our common shares to institutional investors at a price of $27.50 per share for gross proceeds of $55.0 million. In connection with this private placement of our common shares, we granted the investors specified registration rights. On March     , 2018, we filed a registration statement on Form S-1, separate from the registration statement of which this prospectus forms a part, to register the resale of the 2,000,000 shares issued in the private placement. We expect that the resale registration statement will be declared effective by the Securities and Exchange Commission, and that such shares will be eligible for public resale, prior to the completion of this offering.

Our Team

        We are led by a team of experienced executives who have held senior research and development positions at leading biotech and large pharmaceutical companies. Members of our management team and board of directors have deep experience leading neuroscience research and have been involved in the development and commercialization of numerous drugs, such as Zoloft, Abilify, Opdivo, Yervoy, Soliris, Orencia, Reyataz and Empliciti. This depth of experience has facilitated our ability to license important product candidates and intellectual property from top-tier pharmaceutical companies and leading academic institutions, such as AstraZeneca, BMS, ALS Biopharma, Rutgers University, the Massachusetts General Hospital (a teaching hospital of Harvard Medical School) and Yale University. Members of our Scientific Advisory Board hold or have held affiliations with Yale University, Harvard Medical School, the National Institutes of Health and the FDA. We also have ongoing academic collaborations with Johns Hopkins University, Columbia University, Rutgers University and Yale University. We believe the strength of our management team and board of directors positions us well to enter into additional license and collaboration arrangements with world-class institutions.

Risks Associated with Our Business

        Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common shares. These risks are discussed more fully in the "Risk Factors" section of this prospectus and the documents incorporated herein by reference. These risks include the following:

  •
  We have incurred significant operating losses since inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future and may never achieve or maintain profitability.

  •
  Clinical trials are very expensive, time-consuming and difficult to design and implement and involve uncertain outcomes. Furthermore, results of earlier preclinical studies and clinical trials may not be predictive of results of future preclinical studies or clinical trials.

  •
  If we fail to comply with our obligations under our existing and any future intellectual property licenses with third parties, we could lose license rights that are important to our business.

  •
  We rely in part on third parties to conduct our preclinical studies and clinical trials and if these third parties perform in an unsatisfactory manner, our business could be substantially harmed.

  •
  We currently rely on third parties for the production of our clinical supply of our product candidates and we intend to continue to rely on third parties for our clinical and commercial supply.

  •
  We have never commercialized a product candidate and we may lack the necessary expertise, personnel and resources to successfully commercialize any of our products that receive regulatory approval on our own or together with collaborators.

  •
  We currently have no marketing, sales or distribution infrastructure. If we are unable to develop sales, marketing and distribution capabilities on our own or through collaborations, or if we fail to achieve adequate pricing or reimbursement, we will not be successful in commercializing our product candidates, if approved.

  •
  If we are unable to obtain and maintain patent protection for our technology and product candidates, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

  •
  An active trading market for our common shares may not continue to develop or be sustained, or be liquid enough for investors to resell our common shares quickly or at the market price.

  •
  We are dependent on licensed intellectual property. If we were to lose our rights to licensed intellectual property, we may not be able to continue developing or commercializing our product candidates, if approved. If we breach any of the agreements under which we license the use, development and commercialization rights to our product candidates or technology from third parties or, in certain cases, we fail to meet certain development deadlines, we could lose license rights that are important to our business.

  •
  We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

  •
  You may have fewer protections as a shareholder of our company, as the rights of shareholders under British Virgin Islands law differ from those under U.S. law.

  •
  Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this prospectus.

  •
  We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common shares.

Corporate Information

        We were incorporated as a business company limited by shares organized under the laws of the British Virgin Islands in September 2013. Our registered office is located at P.O. Box 173, Road Town, Tortola, British Virgin Islands and our telephone number is +1 (284) 852-3000. Our U.S. office and the office of our U.S. subsidiary is located at 234 Church Street, New Haven, Connecticut 06510 and our telephone number is (203) 404-0410. Our website address is www.biohavenpharma.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common shares.

        We have three wholly owned subsidiaries, including Biohaven Pharmaceuticals, Inc., a Delaware corporation. We also expect to form one or more additional subsidiaries that will be incorporated under the laws of Ireland and resident for tax purposes in Ireland. We expect that an Irish subsidiary will be the principal operating company for conducting our business and the entity that will hold our intellectual property rights in certain of our product candidates. As a result, we expect that we will become subject to taxation in Ireland in the future.

        We have proprietary rights to a number of trademarks used in this prospectus which are important to our business, including the Biohaven logo. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

        As a company with less than $1.07 billion in revenues during our last fiscal year, we qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in 2012. As an emerging growth company, we expect to take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

  •
  not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

  •
  reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

  •
  exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

        We may use these provisions until December 31, 2022. However, if certain events occur prior to such date, including if we become a "large accelerated filer," our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to December 31, 2022.

        We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

        The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Common shares offered	shares
Common shares outstanding after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full)
Option to purchase additional shares	We have granted the underwriters the option, exercisable for 30 days from the date of this prospectus, to purchase up to additional common shares.
Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $        million based on the assumed offering price of $      per share, which was the last reported sale price of our common shares on the New York Stock Exchange on March      , 2018.

We anticipate that the net proceeds from this offering, together with our existing cash, will be used to:
• advance and expand the development of our CGRP receptor antagonist platform and glutamate modulation platform product candidates;
• fund new potential license agreements and collaborations; and

•

for working capital and other corporate purposes, including satisfaction of any of our milestone payment obligations under our license agreements. See "Use of Proceeds" on page 20 for additional information.

Risk Factors

See "Risk Factors" on page 17 of this prospectus and the "Risk Factors" section included our most recent Annual Report on Form 10-K, which is incorporated by reference herein, for a discussion of factors to consider carefully before deciding to invest in our common shares.

NYSE symbol	BHVN

        The number of common shares that will be outstanding after this offering is based on 38,057,748 common shares outstanding as of December 31, 2017, after giving effect to the issuance of 2,000,000 common shares in the private placement completed on March 14, 2018, and excludes:

  •
  6,151,643 common shares issuable upon the exercise of stock options outstanding as of December 31, 2017, at a weighted average exercise price of $9.97 per share;

  •
  821,751 common shares issuable upon the exercise of warrants outstanding as of December 31, 2017, at a weighted average exercise price of $6.70 per share; and

  •
  2,576,130 common shares reserved for future issuance under our 2017 Equity Incentive Plan, or the 2017 Plan, and 339,139 common shares reserved for future issuance under our 2017 Employee Share Purchase Plan, or ESPP, as well as any automatic increases in the number of common shares reserved for issuance under the 2017 Plan and the ESPP after the date of this prospectus.

        Except as otherwise indicated herein, all information in this prospectus, including the number of shares that will be outstanding after this offering, assumes:

  •
  no exercise of the outstanding options and warrants described above; and

  •
  no exercise of the underwriters' option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following tables set forth our summary historical consolidated financial data as of and for the periods presented. We have derived the consolidated statement of operations data for the years ended December 31, 2015, 2016 and 2017 and the summary consolidated balance sheet data as of December 31, 2017 from our audited consolidated financial statements included in our most recent Annual Report on Form 10-K, which is incorporated by reference into this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. This information is only a summary and should be read together with our consolidated financial statements and accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included in our most recent Annual Report on Form 10-K, which is incorporated by reference into this prospectus, as well as the "Selected Consolidated Financial Data" section of this prospectus.

	Year Ended December 31,
	2015	2016	2017
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$7,559	$55,529	$89,441
General and administrative	2,137	5,109	18,141

Total operating expenses	9,696	60,638	107,582

Loss from operations	(9,696)	(60,638)	(107,582)

Other income (expense):
Interest expense	—	(385)	(906)
Change in fair value of warrant liability	—	154	(3,241)
Change in fair value of derivative liability	(370)	(65)	512
Change in fair value of contingent equity liability	—	(2,263)	(13,082)
Loss from equity method investment	—	(247)	(1,885)

Total other income (expense), net	(370)	(2,806)	(18,602)

Loss before provision for income taxes	(10,066)	(63,444)	(126,184)
Provision for income taxes	—	90	1,006

Net loss and comprehensive loss	(10,066)	(63,534)	(127,190)
Net (income) loss attributable to non-controlling interests	(4)	143	—
Accretion of beneficial conversion feature on Series A preferred shares	—	—	(12,006)

Net loss attributable to common shareholders of Biohaven Pharmaceutical Holding Company Ltd.	$(10,062)	$(63,677)	$(139,196)

Net loss per share attributable to common shareholders of Biohaven Pharmaceutical Holding Company Ltd.—basic and diluted	$(0.91)	$(5.05)	$(5.00)

Weighted average common shares outstanding—basic and diluted	11,009,277	12,608,366	27,845,576

(1)
See Note 15 to our audited consolidated financial statements included in our most recent Annual Report on Form 10-K, which is incorporated by reference into this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common shareholders of Biohaven Pharmaceutical Holding Company Ltd.

	As of December 31, 2017
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$131,468	$136,468	$
Working capital(1)	127,236	132,236
Total assets	146,888	151,888
Warrant liability	4,021	4,021
Total shareholders' equity	131,971	136,971

(1)
We define working capital as current assets less current liabilities.

(2)
The pro forma balance sheet data give effect to (i) our receipt of $55.0 million of gross proceeds from the issuance of 2,000,000 common shares in the private placement completed on March 14, 2018 and (ii) our upfront payment to BMS in the amount of $50.0 million in connection with our amendment to our license agreement as described in "—Recent Developments" above.

(3)
The pro forma as adjusted balance sheet data give further effect to our issuance and sale of            common shares in this offering at an assumed offering price of $        per share, which was the last reported sale price of our common stock on the New York Stock Exchange on March     , 2018, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed offering price of $        per share, which was the last reported sale price of our common stock on the New York Stock Exchange on March     , 2018, would increase or decrease each of cash, working capital, total assets and total shareholders' equity on a pro forma as adjusted basis by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase (decrease) of 100,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash, working capital, total assets and total shareholders' equity on a pro forma as adjusted basis by $         million, assuming no change in the assumed offering price per share and after deducting estimated underwriting discounts and commissions.

RISK FACTORS

        Investing in our common shares involves a high degree of risk. Before you invest in our common shares, you should carefully consider the following risks, as well as general economic and business risks, including those set forth under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2017 incorporated by reference herein, and all of the other information contained in this prospectus and in the documents incorporated by reference herein. Any of the following risks as well as the risks discussed in the documents incorporated by reference herein, could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our common shares to decline, which would cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained or incorporated by reference in this prospectus, including our financial statements and the related notes thereto. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us may also adversely affect our business.

Risks related to this offering and ownership of our common shares

If you purchase common shares in this offering, you will suffer immediate dilution of your investment.

        The assumed public offering price of our common shares is substantially higher than the net tangible book value per share. Therefore, if you purchase common shares in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed public offering price of $        per share, which was the last reported sale price of our common shares on the New York Stock Exchange on March     , 2018, you will experience immediate dilution of $        per share, representing the difference between (i) our pro forma as adjusted net tangible book value per share after giving effect to this offering, the issuance and sale of 2,000,000 common shares in the private placement completed on March 14, 2018 for gross proceeds of $55.0 million and the use of $50.0 million of the net proceeds therefrom to pay the upfront payment due to BMS in connection with our amendment to our license agreement and (ii) the assumed public offering price.

        In addition, as of December 31, 2017, we had outstanding stock options to purchase an aggregate of 6,151,643 common shares at a weighted average exercise price of $9.97 per share and outstanding warrants to purchase an aggregate of 821,751 common shares at a weighted average exercise price of $6.70 per share. To the extent these outstanding options or warrants are exercised, there will be further dilution to investors in this offering.

Sales of a substantial number of our common shares in the public market could occur at any time. This could cause the market price of our common shares to drop significantly, even if our business is doing well.

        Sales of a substantial number of our common shares in the public market could occur at any time, subject to the restrictions and limitations described below. If our shareholders sell, or the market perceives that our shareholders intend to sell, substantial amounts of our common shares in the public market, the market price of our common shares could decline significantly.

        Upon the closing of this offering, based upon the number of shares outstanding as of December 31, 2017 and after giving effect to the 2,000,000 common shares issued in our private placement completed on March     , 2018, we will have              outstanding common shares. Of these shares, approximately         common shares, including the               shares sold in this offering, will be freely tradable, subject, in the case of our affiliates, to the conditions of Rule 144 under the Securities Act. Additionally, on March 16, 2018, we filed a registration statement on Form S-1, separate from the registration statement of which this prospectus forms a part, to register the resale of the 2,000,000 shares issued in the private placement. We expect that the resale registration statement will be declared effective by the Securities and Exchange Commission, and that such shares will be eligible for public resale, prior to the completion of this offering.

        Of these outstanding shares,        million shares are subject to contractual lock-up agreements with the underwriters for this offering for        days following this offering. The lead underwriters of this offering may release these shareholders from their lock-up agreements at any time and without notice, which would allow for earlier sales of shares in the public market subject to the conditions of Rule 144 under the Securities Act.

        In addition, we have filed a registration statement on Form S-8 registering the issuance of 12,849,968 common shares subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under this registration statement on Form S-8 are available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and, in the case of our affiliates, the restrictions of Rule 144.

        Additionally, the holders of an aggregate of approximately           common shares, or their transferees, have rights, subject to some conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. If we were to register the resale of these shares, they could be freely sold in the public market without limitation. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common shares could decline.

We will have broad discretion in the use of our existing cash, including the proceeds from this offering, and may invest or spend our cash in ways with which you do not agree and in ways that may not increase the value of your investment.

        We will have broad discretion over the use of our cash, including the proceeds from this offering. You may not agree with our decisions, and our use of cash may not yield any return on your investment. We expect to use the net proceeds from this offering, together with our existing cash, to                and for working capital and general corporate purposes. In addition, we may use a portion of the proceeds from this offering to pursue our strategy to in-license or acquire additional drug candidates. Our failure to apply the net proceeds from this offering effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, on our investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

 INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "design," "intend," "expect," "could," "plan," "potential," "predict," "seek," "should," "would" or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs. These forward-looking statements include, but are not limited to, statements concerning the following:

  •
  our plans to develop and commercialize our product candidates;

  •
  our ongoing and planned clinical trials for our rimegepant, trigriluzole, BHV-0223 and BHV-5000 development programs;

  •
  the timing of the availability of data from our clinical trials;

  •
  the timing of our planned regulatory filings;

  •
  the timing of and our ability to obtain and maintain regulatory approvals for our product candidates;

  •
  the clinical utility of our product candidates;

  •
  our commercialization, marketing and manufacturing capabilities and strategy;

  •
  our intellectual property position; and

  •
  our estimates regarding future revenues, expenses and needs for additional financing.

        These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

        You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

        You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

 USE OF PROCEEDS

        We estimate that the net proceeds from our issuance and sale of common shares in this offering will be approximately $         million, or approximately $         million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed public offering price of $        per share, which is the last reported sales price of our common shares on the New York Stock Exchange on March     , 2018, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        A $1.00 increase (decrease) in the assumed public offering price of $        per share would increase or decrease the net proceeds from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 100,000 shares in the number of common shares we are offering would increase or decrease the net proceeds from this offering by $         million, assuming no change in the assumed public offering price.

        We currently estimate that we will use the net proceeds from this offering, together with our existing cash, as follows:

  •
  approximately $        to advance our CGRP receptor antagonist platform and glutamate modulation platform product candidates;

  •
  fund new potential license agreements and collaborations; and

  •
  for working capital and other corporate purposes, including satisfaction of any of our milestone payment obligations under our license agreements.

        In the ordinary course of our business, we expect to from time to time evaluate the acquisition of, investment in or in-license of complementary products, technologies or businesses, and we could use a portion of the net proceeds from this offering for such activities. We currently do not have any agreements, arrangements or commitments with respect to any potential acquisition, investment or license.

        This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs.

        Based on our current operational plans and assumptions, we expect that the net proceeds from this offering, together with our existing cash, will be sufficient to fund our operations through                . However, we expect that we will require additional funds to                                    . However, our plans and assumptions could be wrong and we may need to raise additional capital in order to complete our planned and ongoing trials and any potential future trials that may be required by regulatory authorities. We may need to raise additional capital through public and private equity offerings, debt financings, strategic partnerships, alliances and licensing arrangements, or a combination of the above.

        Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds from this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending these uses, we plan to hold these net proceeds in non-interest bearing accounts, with the goal of capital preservation and liquidity so that such funds are readily available to fund our operations.

 MARKET PRICE OF COMMON SHARES

        Our common shares commenced trading on the New York Stock Exchange under the symbol "BHVN" on May 4, 2017. The following table sets forth, for the periods indicated, the high and low reported sales prices of our common shares as reported on the New York Stock Exchange:

	High	Low
2017
Second quarter (from May 4, 2017)	$28.34	$17.00
Third quarter	$39.51	$22.95
Fourth quarter	$36.15	$18.95
2018
First quarter (through March 14, 2018)	$34.68	$25.42

        As of March 14, 2018, there were 98 holders of record of our common shares. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities. The last reported sale price of our common shares on the New York Stock Exchange on March 14, 2018 was $28.53 per share.

DIVIDEND POLICY

        We have never declared or paid any dividends on our common shares. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future.

CAPITALIZATION

        The following table sets forth our cash and our capitalization as of December 31, 2017:

  •
  on an actual basis; and

  •
  on a pro forma basis to give effect to:

  •
  our receipt of $55.0 million of gross proceeds from the issuance of 2,000,000 common shares in the private placement completed on March 14, 2018; and

  •
  our upfront payment to BMS in the amount of $50.0 million in connection with our amendment to our license agreement as described in "Prospectus Summary—Recent Developments" above; and

  •
  on a pro forma as adjusted basis to give effect to our issuance and sale of common shares in this offering at an assumed public offering price of $            per share, the last reported sale price of our common shares on the New York Stock Exchange on March     , 2018, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The following information is illustrative only of our cash and capitalization following the completion of this offering and will change based on the actual number of shares sold, the public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included in our most recent Annual Report on Form 10-K, which is incorporated by reference into this prospectus.

	As of December 31, 2017
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash	$131,468	$136,468	$

Warrant liability	4,021	4,021

Shareholders' equity:
Preferred shares, no par value; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common shares, no par value; 200,000,000 shares authorized, 36,057,748 shares issued and outstanding, actual; 200,000,000 shares authorized, 38,057,748 shares issued and outstanding, pro forma; 200,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	311,061	366,061
Additional paid-in capital	23,556	23,556
Accumulated deficit	(202,646)	(252,646)

Total shareholders' equity	131,971	136,971

Total capitalization	$135,992	$140,992	$

        A $1.00 increase (decrease) in the assumed public offering price of $            per share, the last reported sale price of our common shares on the New York Stock Exchange on March     , 2018, would increase (decrease) the pro forma as adjusted amount of each of cash, total shareholders' equity and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase (decrease) of 100,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total shareholders' equity and total capitalization by $             million, assuming no change in the assumed public offering price per share and after deducting estimated underwriting discounts and commissions.

        The number of common shares outstanding in the table above does not include:

  •
  6,151,643 common shares issuable upon the exercise of stock options outstanding as of December 31, 2017, at a weighted average exercise price of $9.97 per share;

  •
  821,751 common shares issuable upon the exercise of warrants outstanding as of December 31, 2017, at a weighted average exercise price of $6.70 per share; and

  •
  2,576,130 common shares reserved for future issuance under our 2017 Equity Incentive Plan, or the 2017 Plan, and 339,139 common shares reserved for future issuance under our 2017 Employee Share Purchase Plan, or ESPP, as well as any automatic increases in the number of common shares reserved for issuance under the 2017 Plan and the ESPP after the date of this prospectus.

 DILUTION

        If you invest in our common shares in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per common share and the pro forma as adjusted net tangible book value per common share immediately after this offering.

        Our historical net tangible book value as of December 31, 2017 was $132.0 million, or $3.66 per common share. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by the 36,057,748 common shares outstanding as of December 31, 2017.

        Our pro forma net tangible book value as of December 31, 2017 was $137.0 million, or $3.60 per common share. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to (i) our receipt of $55.0 million of gross proceeds from the issuance of 2,000,000 common shares in the private placement completed on March 14, 2018 and (ii) our upfront payment to BMS in the amount of $50.0 million in connection with our amendment to our license agreement as described in "Prospectus Summary—Recent Developments" above. Pro forma net tangible book value per share represents our pro forma net tangible book value divided by the 36,057,748 common shares outstanding as of December 31, 2017 plus the 2,000,000 common shares issued in the private placement.

        After giving effect to the issuance and sale of            of our common shares in this offering at an assumed public offering price of $            per share, which was the last reported sales price of our common shares on the New York Stock Exchange on March     , 2018, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been $             million, or approximately $            per common share. This represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to existing shareholders, and an immediate dilution in pro forma as adjusted net tangible book value of $            per share to investors purchasing our common shares in this offering. The dilution information discussed above is for illustrative purposes only and will change based on the actual public offering price. The following table illustrates this per share dilution:

Assumed public offering price per share		$
Actual net tangible book value per share as of December 31, 2017	$3.66
Decrease per share attributable to the pro forma adjustments described above	(0.06)

Pro forma net tangible book value per share as of December 31, 2017	$3.60
Increase in pro forma as adjusted net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors participating in this offering		$

        A $1.00 increase (decrease) in the assumed public offering price of $            per share, which was the last reported sales price of our common shares on the New York Stock Exchange on March     , 2018, would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $            per share and the dilution to new investors purchasing common shares in this offering by $            per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discount and commissions. An increase of 100,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value after this offering by $            per share and decrease the dilution to new investors purchasing common shares in this offering by $            per share, assuming no change in the assumed public offering price per share and after deducting estimated underwriting discounts and commissions. A decrease of 100,000 shares in the number of shares offered by

us would decrease the pro forma as adjusted net tangible book value after this offering by $            per share and increase the dilution to new investors purchasing common shares in this offering by $            per share, assuming no change in the assumed public offering price per share and after deducting estimated underwriting discounts and commissions.

        If the underwriters exercise their option to purchase additional shares in this offering in full, the pro forma as adjusted net tangible book value per share after this offering would be $            per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing common shares in this offering would be $            per share, assuming no change in the assumed public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The table and discussion above do not include:

  •
  6,151,643 common shares issuable upon the exercise of stock options outstanding as of December 31, 2017, at a weighted average exercise price of $9.97 per share;

  •
  821,751 common shares issuable upon the exercise of warrants outstanding as of December 31, 2017, at a weighted average exercise price of $6.70 per share; and

  •
  2,576,130 common shares reserved for future issuance under our 2017 Equity Incentive Plan, or the 2017 Plan, and 339,139 common shares reserved for future issuance under our 2017 Employee Share Purchase Plan, or ESPP, as well as any automatic increases in the number of common shares reserved for issuance under the 2017 Plan and the ESPP after the date of this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables set forth our selected consolidated financial data as of and for the periods indicated. The following selected consolidated statement of operations data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements included in our most recent Annual Report on Form 10-K, which is incorporated by reference into this prospectus. The data should be read together with our consolidated financial statements and accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included in our most recent Annual Report on Form 10-K, which is incorporated by reference into this prospectus. Our historical results are not necessarily indicative of results that may be expected in any future period.

	Year Ended December 31,
	2015	2016	2017
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$7,559	$55,529	$89,441
General and administrative	2,137	5,109	18,141

Total operating expenses	9,696	60,638	107,582

Loss from operations	(9,696)	(60,638)	(107,582)

Other income (expense):
Interest expense	—	(385)	(906)
Change in fair value of warrant liability	—	154	(3,241)
Change in fair value of derivative liability	(370)	(65)	512
Change in fair value of contingent equity liability	—	(2,263)	(13,082)
Loss from equity method investment	—	(247)	(1,885)

Total other income (expense), net	(370)	(2,806)	(18,602)

Loss before provision for income taxes	(10,066)	(63,444)	(126,184)
Provision for income taxes	—	90	1,006

Net loss and comprehensive loss	(10,066)	(63,534)	(127,190)
Net (income) loss attributable to non-controlling interests	(4)	143	—
Accretion of beneficial conversion feature on Series A preferred shares	—	—	(12,006)

Net loss attributable to common shareholders of Biohaven Pharmaceutical Holding Company Ltd.	$(10,062)	$(63,677)	$(139,196)

Net loss per share attributable to common shareholders of Biohaven Pharmaceutical Holding Company Ltd.—basic and diluted	$(0.91)	$(5.05)	$(5.00)

Weighted average common shares outstanding—basic and diluted	11,009,277	12,608,366	27,845,576

(1)
See Note 15 to our audited consolidated financial statements included in our most recent Annual Report on Form 10-K, which is incorporated by reference into this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common shareholders of Biohaven Pharmaceutical Holding Company Ltd.

	As of December 31,
	2016	2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$23,565	$131,468
Working capital(1)	16,093	127,236
Total assets	27,017	146,888
Warrant liability	780	4,021
Total shareholders' equity (deficit)	(45,033)	131,971

(1)
We define working capital as current assets less current liabilities.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following is a description of transactions since January 1, 2015 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than 5% of our share capital, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described under "Executive Compensation."

Participation in our IPO

        In our IPO in May 2017, certain of our directors, officers, 5% stockholders and their affiliates purchased an aggregate of 1,360,667 of our common shares. Each of those purchases was made through the underwriters at the initial public offering price. The following table sets forth the aggregate number of common shares that these directors, officers, 5% stockholders and their affiliates purchased in our initial public offering:

Purchaser	Number of Common Shares Purchased
Entities affiliated with Vivo Capital VIII, LLC(1)	470,000
Entities affiliated with John W Childs(2)	415,000
Aisling Capital IV LP	294,117
James Engelhart	2,500
Charles Conway	4,000
Robert Berman	50
Greg Bailey	175,000

(1)
Consists of 412,973 shares held by Vivo Capital Fund VIII, L.P. ("VCF") and 57,027 shares held by Vivo Capital Surplus Fund VIII, L.P., ("VCSF"). Vivo Capital VIII, LLC is the general partner of both VCF and VCSF.

(2)
Consists of 415,000 shares held by the John W. Childs 2013 Revocable Trust.

Participation in March 2018 Private Placement

        On March 14, 2018, we completed a private placement of an aggregate of 2,000,000 of our common shares at a purchase price of $27.50 per share. Certain entities affiliated with our directors purchased an aggregate of 109,091 common shares. The following table sets forth the aggregate number of common shares that these entities affiliated with our directors purchased:

Purchaser	Number of Common Shares Purchased
Entities affiliated with Vivo Capital VIII, LLC(1)	72,727
Aisling Capital IV LP	36,364

(1)
Consists of 63,903 shares purchased by VCF and 8,824 shares purchased by VCSF. Vivo Capital VIII, LLC is the general partner of both VCF and VCSF.

Relationship with Yale University

        In 2013, we entered into a license agreement with, and issued common shares to, Yale University, pursuant to which Yale became a holder of more than 5% of our outstanding voting securities. During the years ended December 31, 2015, 2016 and 2017, we made payments to Yale of $84,000, $4,000 and $38,000, respectively, under the Yale license agreement. Yale ceased to be a holder of more than 5% of our outstanding shares as of December 31, 2014.

        Dr. Coric, our Chief Executive Officer, previously served as an associate clinical professor of psychiatry at Yale. While previously employed by Yale, Dr. Coric was a co-inventor of some of the patents that we license from Yale. Under Yale's policies, as a co-inventor Dr. Coric is entitled to receive a share of any royalties that we pay to Yale under the agreement with respect to the covered intellectual property and any proceeds from Yale's sale of the common shares we issued to Yale in connection with the license agreement. During 2017, Yale sold the common shares and, pursuant to Yale's policies, Dr. Coric received a payment from Yale of $0.6 million.

Loan Guaranty Warrants

        In connection with our credit agreement with Wells Fargo entered into in August 2016, Wells Fargo required that we obtain a personal guaranty of our loan obligations from one of our directors, Mr. Childs. Another one of our directors, Dr. Bailey, provided a further guaranty related to the credit agreement. In exchange for their guaranties, in January 2017, we issued a warrant to each director to purchase 107,500 common shares at an exercise price of $9.2911 per share. At the time of our entering into the credit agreement, Mr. Childs was also the beneficial owner of more than 5% of our outstanding common shares.

Transactions with Portage Biotech, Inc.

        In January 2014, we sold and issued 5,752,000 common shares to Portage Biotech, Inc., or Portage, at a purchase price of $0.61 per share for gross proceeds of $3.5 million. As a result of this transaction, Portage became a beneficial owner of more than 5% of our outstanding shares. In July 2015, we sold and issued 446,500 common shares to Portage at a purchase price of $5.60 per share for gross proceeds of $2.5 million. In February 2016, we sold and issued 143,000 common shares to Portage at a purchase price of $7.00 per share for gross proceeds of $1.0 million. Declan Doogan, the chairman of our board of directors, is the chief executive officer of Portage. Kamlesh Shah, one of our former directors who resigned in February 2017, is the chief financial officer of Portage.

        In January 2018, Portage distributed substantially all of its common shares of Biohaven to its stockholders as a stock dividend and, accordingly, is no longer a holder of more than 5% of our outstanding shares.

Purchases of Common Shares by Directors

        In July 2015, Mr. Childs, one of our directors and a beneficial owner of more than 5% of our common shares, purchased 268,000 common shares at a purchase price of $5.60 per share for gross proceeds to us of $1.5 million. In February 2016, Mr. Childs purchased 286,000 common shares at a purchase price of $7.00 per share for gross proceeds to us of $2.0 million. In May 2016, Mr. Childs purchased 714,500 common shares at a purchase price of $7.70 per share for gross proceeds to us of $5.5 million.

        In May 2016, Dr. Bailey, one of our directors, purchased 39,000 common shares at a purchase price of $7.70 per share for gross proceeds to us of $0.3 million.

Transactions with Biohaven Pharmaceuticals, Inc.

        In January 2014, we entered into a Master Services Agreement, or MSA, with Biohaven Pharmaceuticals, Inc., or BPI, pursuant to which we engaged BPI as our clinical research organization, or CRO, to perform services on our behalf, including conducting clinical trials, performing scientific research and assisting with the preparation of regulatory filings. The MSA was amended and restated in June 2014. From January 2014 until December 31, 2016, the sole beneficial stockholders of BPI were Dr. Coric, our Chief Executive Officer; Dr. Berman, our Chief Medical Officer; and Dr. Doogan, the chairman of our board of directors.

        During the years ended December 31, 2015 and 2016, we made payments to BPI under the MSA in the amount of $2.8 million and $13.3 million, respectively. The vast majority of these amounts funded the operations of BPI, including the costs of third-party service providers.

        On December 31, 2016, we entered into stock purchase agreements with each of the stockholders of BPI under which we acquired all of the outstanding capital stock of BPI for an aggregate purchase price of $0.6 million. We paid the purchase price by the issuance of a promissory note to each stockholder of BPI in the principal amount of $0.2 million. The notes, which bore interest at a fixed rate of 4.5% per year, were payable in five annual installments, the first four of which were to be interest only, with the final payment due on December 31, 2021 to include the principal balance outstanding and all accrued but unpaid interest. These notes, including principal and accrued interest, were paid in full in connection with our IPO.

        In addition, the stock purchase agreements require us to indemnify and hold harmless (on an after-tax basis) each of the selling stockholders of BPI from and against, among other things, all federal, state and local income, self-employment, withholding and other similar taxes, plus any related liabilities, interest, penalties, losses, damages, costs, expenses (including fees for legal or accounting services) (whether or not such claim for taxes by a taxing authority is ultimately successful), other than U.S. federal capital gains taxes and state and local income taxes on the purchase price received by the selling stockholder and any U.S. federal, state and local income taxes on the stated interest on the promissory notes delivered to the selling stockholders of BPI in payment of the purchase price.

Sales of Series A Preferred Shares

Purchaser	Series A Preferred Shares Purchased	Aggregate Purchase Price
John W. Childs 2013 Revocable Trust	1,035,938	$9,625,004
Gregory H. Bailey, M.D.	1,076,299	10,000,002
James Engelhart	1,076	9,997

Total	2,113,313	$19,635,003

        In October 2016 and February 2017, we sold an aggregate of 8,610,391 of our Series A preferred shares at a price of $9.2911 per share for an aggregate purchase price of $80.0 million, 2,113,313 shares of which were sold to directors, executive officers and entities affiliated with our directors. The table below summarizes these sales.

Loren Aguiar, M.D.

        Loren Aguiar, M.D., who is the spouse of Eric Aguiar, M.D., a member of our Board, is an employee of the company and holds the title of Vice President Research and Development. Dr. Aguiar became an employee in July 2017. Her annual base salary is $320,320. Dr. Aguiar has received the following option grants:

Date of Grant	Number of Common Shares Underlying Options	Exercise Price per Share	Vesting Schedule
August 4, 2017	40,000	$25.51	The underlying shares vest in four equal annual
September 5, 2017	5,000	$37.54	installments beginning on the one year anniversary
December 7, 2017	30,436	$20.79	of the date of grant, subject to her continuous service with the company at each vesting date.

        The transactions with Dr. Loren Aguiar are not subject to our Related Person Transaction Policy, as they are solely related to compensation for services as an employee of the company.

Investor Rights Agreement

        In connection with our Series A preferred share financing described above, we entered into an investor rights agreement with the holders of preferred shares, including each of the persons and entities listed in the table above, as well as certain of our officers, directors and holders of 5% of our shares, pursuant to which we have granted rights to register the resale of their shares. The provisions of this agreement other than those relating to registration rights terminated upon the completion of our IPO in May 2017. For more information regarding the registration rights provided in this agreement, please refer to the section titled "Description of Share Capital—Registration Rights."

Indemnification Agreements

        Our amended and restated memorandum and articles of association contain provisions limiting the liability of directors and providing that we will indemnify each of our directors to the fullest extent permitted under the BVI Companies Act. Our amended and restated memorandum and articles of association also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board.

        In addition, we have entered into indemnification agreements with each of our directors and executive officers. For more information regarding these agreements, see "Executive Compensation—Limitations on Liability and Indemnification Matters."

Related Person Transaction Policy

        We have adopted a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy became effective on May 3, 2017. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

        Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

  •
  the risks, costs and benefits to us;

  •
  the impact on a director's independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

  •
  the availability of other sources for comparable services or products; and

  •
  the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

        The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

PRINCIPAL SHAREHOLDERS

        The following table sets forth the beneficial ownership of our common shares as of February 15, 2018 for:

  •
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common shares;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our current executive officers and directors as a group.

        The percentage ownership information shown in the column titled "Before Offering" in the table is based upon 36,476,067 common shares outstanding as of February 15, 2018. The percentage ownership information shown in the column titled "After Offering" in the table is based on                common shares outstanding after this offering, assuming            common shares being sold by us in the offering.

        We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include common shares issuable pursuant to the exercise of stock options or warrants that are exercisable on or before April 16, 2018, which is 60 days after February 15, 2018. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

        Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. Except as otherwise noted below, the address for persons listed in the table is c/o Biohaven Pharmaceutical Holding Company Ltd., 234 Church Street, New Haven, CT 06510.

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
Principal Shareholders:
Entities affiliated with Vivo Capital Fund VII, L.P.(1)	1,976,818	5.4%
Executive Officers and Directors:
Vlad Coric, M.D.(2)	1,516,250	4.1%
Robert Berman, M.D.(3)	1,385,050	3.8%
James Engelhart(4)	168,994	*
John Tilton(5)	72,208	*
Charles Conway, Ph.D.(76)	32,250	*
Kimberly Gentile(7)	79,250	*
Eric Aguiar, M.D.(7)	25,000	*
Gregory H. Bailey, M.D.(8)	2,936,451	7.9%
Albert Cha, M.D., Ph.D.(9)	2,001,818	5.5%
John W. Childs(10)	3,537,088	9.6%
Declan Doogan, M.D.(11)	2,281,165	6.2%
Julia Gregory	—	—
All current directors and executive officers as a group (12 persons)(12)	14,035,524	36.0%

(1)
This information has been obtained from a Schedule 13G filed on May 12, 2017 by Vivo Capital VIII, LLC ("Vivo GP"), which is the general partner of both Vivo Capital Fund VIII, L.P. ("VCF") and Vivo Capital Surplus Fund VIII, L.P. ("VCSF"). Shares beneficially owned prior to this offering consist of (i) 1,736,963 common shares held by VCF and (ii) 239,855 common shares held by VCSF. The voting members of Vivo GP are Frank Kung, Albert Cha, Edgar Engleman, Chen Yu and Shan Fu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares. Albert Cha is also a member of our board of directors. The principal business address of VCF is 505 Hamilton Avenue, Suite 207, Palo Alto, CA 94301.

(2)
Consists of (i) 550,000 common shares held by The Vladimir Coric Family Trust 2013, (ii) 550,000 common shares held by The Vladimir Coric Marital Trust 2013 and (iii) 416,250 common shares underlying options that are vested and exercisable within 60 days of February 15, 2018.

(3)
Consists of (i) 597,00 common shares held by The Berman Family Trust 2013, (ii) 432,000 common shares held by The Berman Marital Trust 2013, (iii) 50 shares held by Dr. Berman's family member and (iv) 356,000 common shares underlying options that are vested and exercisable within 60 days of February 15, 2018.

(4)
Consists of (i) 3,038 common shares and (ii) 165,956 common shares underlying options that are vested and exercisable within 60 days of February 15, 2018.

(5)
Consists of (i) 1,614 common shares held by JET Ventures LLC, of which Mr. Tilton is a managing member and (ii) 70,594 common shares underlying options that are vested and exercisable within 60 days of February 15, 2018.

(6)
Consists of (i) 4,000 common shares and (ii) 28,250 common shares underlying options that are vested and exercisable within 60 days of February 15, 2018.

(7)
Consists of common shares underlying options that are vested and exercisable within 60 days of February 15, 2018.

(8)
Consists of (i) 2,475,101 common shares, (ii) 353,850 common shares underlying options that are vested and exercisable within 60 days of February 15, 2018 and (iii) 107,500 common shares underlying an immediately exercisable warrant.

(9)
Consists of (i) 25,000 common shares underlying options that are vested and exercisable within 60 days of February 15, 2018 and (ii) the shares described in Footnote 1 above.

(10)
Consists of (i) 3,075,738 common shares, (ii) 353,850 common shares underlying options that are vested and exercisable within 60 days of February 15, 2018 and (iii) 107,500 common shares underlying an immediately exercisable warrant.

(11)
Consists of (i) 1,859,915 common shares and (ii) 421,250 common shares underlying options that are vested and exercisable within 60 days of February 15, 2018.

(12)
Consists of (i) 11,525,812 common shares, (ii) 2,285,250 common shares underlying options that are vested and exercisable within 60 days of February 15, 2018 and (iii) 215,000 common shares underlying immediately exercisable warrants.

 DESCRIPTION OF SHARE CAPITAL

        The following descriptions are summaries of the material terms of our amended memorandum and articles of association. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the memorandum and articles of association. Please note that this summary is not intended to be exhaustive. For further information, please refer to the full version of our memorandum and articles of association which is included as an exhibit to the registration statement of which this prospectus is part.

General

        We are a company incorporated in the British Virgin Islands on September 25, 2013, and our affairs are governed by the provisions of our memorandum of association and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law.

Authorized Share Capital

        Our amended and restated memorandum and articles of association authorize us to issue up to 200,000,000 common shares, no par value, and 10,000,000 preferred shares, no par value, all of which preferred shares will be undesignated. Our board of directors may establish the rights and preferences of the preferred shares from time to time. As of March 14, 2018, there were 38,607,017 common shares issued and outstanding, held of record by 98 shareholders.

Common Shares

        Holders of common shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors.

        Holders of common shares are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to the preferential rights in respect of any preferred shares. See "Dividend Policy." Holders of common shares do not have any preemptive or other rights to subscribe for additional shares pursuant to our memorandum and articles of association.

        All holders of common shares are entitled to share ratably in any assets for distribution to shareholders upon the liquidation, dissolution or winding up of the company, subject to the preferential rights in respect of any preferred shares.

        The memorandum and articles of association permit the board of directors to authorize the redemption, purchase or other acquisition of the common shares. All outstanding common shares are fully paid and nonassessable.

        Holders of common shares have no conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common shares. The rights, preferences and privileges of the holders of common shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred shares that we may designate in the future.

Preferred Shares

        Our board of directors has the authority, without further action by our shareholders, to issue up to 10,000,000 preferred shares in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

        Our board of directors may authorize the issuance of preferred shares with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common shares. The purpose of authorizing our board of directors to issue preferred shares and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common shares and the voting and other rights of the holders of our common shares. It is not possible to state the actual effect of the issuance of any preferred shares on the rights of holders of common shares until the board of directors determines the specific rights attached to the preferred shares.

Options

        Our 2014 Equity Incentive Plan, as amended, or the 2014 Plan, provides for us to sell or issue common shares or restricted common shares, or to grant incentive stock options or nonqualified stock options for the purchase of common shares, to employees, members of the board of directors and consultants. Following the completion of our IPO, we no longer make any grants from the 2104 Plan. Our 2017 Equity Incentive Plan, or the 2017 Plan, provides for us to sell or issue common shares or restricted common shares, or to grant incentive stock options or nonqualified stock options for the purchase of common shares, to employees, members of the board of directors and consultants. As of December 31, 2017, options to purchase an aggregate of 6,151,643 common shares were outstanding under the 2014 Plan and the 2017 Plan. For additional information regarding the terms of the 2014 Plan and the 2017 Plan, see "Executive Compensation—Equity Incentive Plans."

Warrants

        On August 10, 2015, as partial consideration in connection with a license agreement, we issued a warrant to ALS Biopharma LLC, or ALS Biopharma, to purchase 275,000 common shares at an exercise price of $5.60 per share. The warrant was immediately exercisable upon issuance and is exercisable for a period of 10 years from the issuance date. This warrant was exercised in January 2018.

        On August 10, 2015, as partial consideration in connection with a license agreement, we issued a warrant to ALS Biopharma to purchase 325,000 common shares at an exercise price of $5.60 per share. The warrant became exercisable in May 2016 upon the achievement of a specified regulatory milestone and is exercisable for a period of 10 years from the issuance date.

        In connection with our credit agreement with Wells Fargo, we issued warrants to two of our directors, John Childs and Gregory Bailey, to purchase 107,500 common shares each, at an exercise price of $9.2911 per share. The warrants were immediately exercisable upon issuance and may be exercised from the issuance date through the second anniversary of our IPO.

        On June 6, 2017, as partial consideration issued in connection with an agreement to perform investor relations services with The Trout Group LLC, or Trout, we issued to Trout a warrant to purchase 6,751 common shares at an exercise price of $22.22 per share. The warrant was immediately exercisable upon issuance and expires 10 years from the issuance date.

Registration Rights Under Investors' Rights Agreement

        We and certain of our shareholders have entered into an amended and restated investors' rights agreement. The registration rights provisions of this agreement provide those holders with demand, piggyback and Form S-3 registration rights with respect to the common shares currently held by them or acquired by them in the future.

Demand Registration Rights

        At any time beginning October 28, 2021, the holders of at least 50% of the registrable securities then outstanding have the right to demand that we file a registration statement on Form S-1 with respect to at least 40% of the registrable securities then outstanding, or a less percent if the anticipated offering price, net of selling expenses, would exceed $10.0 million. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we are required to effect the registration as soon as practicable, but in any event no later than 60 days after the receipt of such request. Because the investor rights agreement terminates in May 2020, the third anniversary of our IPO, no common shares will be entitled to these demand registration rights.

Piggyback Registration Rights

        If we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of registrable securities will each be entitled to notice of the registration and will be entitled to include their common shares in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances. Approximately      common shares are entitled to these piggyback registration rights.

Registration on Form S-3

        At any time after we become eligible to file a registration statement on Form S-3, the holders of at least 10% of the registrable securities then outstanding will each be entitled, upon any such holders' written request, to have such shares registered by us on a Form S-3 registration statement at our expense. These Form S-3 registration rights are subject to other specified conditions and limitations, including the condition that the anticipated aggregate offering price, net of selling expenses, exceeds $5.0 million. Upon receipt of this request, the holders of all registrable securities then outstanding will each be entitled to participate in this registration, and we will be required to effect the registration within 45 days after the receipt of such request from the initiating holders. Approximately      common shares are entitled to these S-3 registration rights.

Expenses of Registration

        We will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Termination of Registration Rights

        The registration rights granted under the investors' rights agreement will terminate upon the earlier of the third anniversary of the closing of our IPO, the closing of a deemed liquidation event as defined in our memorandum and article of association or at such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all such holders of registrable securities' shares without limitation during a three-month period without registration.

Registration Rights in Connection with Private Placement

        On March 14, 2018, we entered into a registration rights agreement with the investors in our private placement of an aggregate of 2,000,000 of our common shares at a purchase price of $27.50 per share. Under this agreement, we are obligated to file a registration statement with the Securities and Exchange Commission registering such shares for resale within 30 days of the completion of the private placement. On March     , 2018 we filed a registration statement registering all 2,000,000 purchased in the private placement for resale. We will pay all expenses associated with filing such registration statement.

Limitations on the Right to Own Shares

        There are no limitations on the right to own our common shares.

Disclosure of Shareholder Ownership

        There are no provisions in the memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Differences in Corporate Law

        The BVI Business Companies Act, or the BVI Act, and the laws of the British Virgin Islands, or the BVI, affecting BVI business companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

        Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

        While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

        A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director's interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company's business and on usual terms and conditions.

        Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

        Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the M&A, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

        The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

        After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

        A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

        A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

        Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

        Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders' approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders' Suits

        There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below:

Prejudiced Members

        A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, among other things, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside.

Derivative Actions

        Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

Just and Equitable Winding Up

        In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi partnership and trust and confidence between the partners has broken down.

Indemnification of Directors and Executive Officers and Limitation of Liability

        Under our M&A, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

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  is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

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  is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

        These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover Provisions in Our Memorandum and Articles of Association

        Some provisions of our M&A may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. Yet, under BVI law, our directors may only exercise the rights and powers granted to them under our M&A, as they believe in good faith to be in the best interests of our company.

Directors' Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

        Under BVI law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our M&A. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder Action by Written Consent

        Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. BVI law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders.

Shareholder Proposals

        Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Our memorandum and articles of association allow our shareholders holding not less than 10% of the votes of the outstanding voting shares to requisition a shareholders' meeting. We are not obliged by law to call shareholders' annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting and we intend to hold annual meetings of shareholders following the completion of this offering. The location of any shareholders' meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative Voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. As permitted under BVI law, our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

        Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed from office, with cause, by a resolution of shareholders passed at a meeting called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with Interested Shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target's outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target's board of directors. BVI law has no comparable statute.

Dissolution; Winding Up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors.

Variation of Rights of Shares

        Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Amendment of Governing Documents

        Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by BVI, our memorandum and articles of association may be amended by a resolution of shareholders and by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI.

Transfer Agent and Registrar

        The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company, LLC. The transfer agent's address is 6201 15th Avenue, Brooklyn, NY 11219..

Stock Exchange Listing

        Our common shares are listed on the New York Stock Exchange under the trading symbol "BHVN."

SHARES ELIGIBLE FOR FUTURE SALE

        Based on the number of shares outstanding as of March 15, 2018, upon completion of this offering and assuming no exercise of the underwriters' option to purchase additional shares,            common shares will be outstanding, assuming no outstanding options or warrants are exercised. All of these shares will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our "affiliates," as that term is defined under Rule 144 under the Securities Act, which shares may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act.

        As a result of contractual restrictions described below and the provisions of Rule 144, our outstanding common shares will be available for sale in the public market as follows:

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              shares are eligible for immediate sale; and

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              shares will be eligible for sale in the public market upon expiration of lock-up agreements on                  , 2018, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144.

Rule 144

        In general, persons who have beneficially owned restricted common shares for at least six months, and any affiliate of the company who owns either restricted or unrestricted common shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

        Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

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  the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates; and

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  we are current in our Exchange Act reporting at the time of sale.

        Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

        Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

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  1% of the number of common shares then outstanding, which will equal approximately          shares immediately after the completion of this offering based on the number of shares outstanding as of December 31, 2017; or

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  the average weekly trading volume of our common shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Form S-8 Registration Statement

        We have filed with the SEC a registration statement on Form S-8 under the Securities Act to register the common shares that are issuable pursuant to our 2014 Plan and our 2017 Plan. This registration statement became effective immediately upon filing. Shares covered by this registration statement are eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Agreement

        In connection with this offering, we, our executive officers and directors and some of our shareholders owning in the aggregate approximately              of our common shares have entered into lock-up agreements with the underwriters or otherwise agreed, subject to certain exceptions, that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our common shares, any options or warrants to purchase common shares, or any securities convertible into, or exchangeable for or that represent the right to receive common shares, without the prior written consent of the representatives of the underwriters for a period of            days from the date of this prospectus.

 MATERIAL UNITED STATES FEDERAL INCOME CONSIDERATIONS FOR U.S. HOLDERS

        The following is a summary of material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our common shares by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that are initial purchasers of our common shares pursuant to this offering and that will hold such common shares as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of our common shares that may be subject to special tax rules including, without limitation, the following:

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  banks, financial institutions or insurance companies;

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  brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

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  tax-exempt entities or organizations, including an "individual retirement account" or "Roth IRA" as defined in Section 408 or 408A of the Code, respectively;

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  real estate investment trusts, regulated investment companies or grantor trusts;

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  persons that hold the common shares as part of a "hedging," "integrated" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes;

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  partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold the common shares through such an entity;

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  certain former citizens or long-term residents of the United States;

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  holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our common shares;

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  persons required under Section 451(b) of the Code to conform to the timing of income accruals with respect to our common shares;

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  holders that have a "functional currency" for U.S. federal income tax purposes other than the U.S. dollar; and

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  investors in this offering who are existing shareholders of our company.

        Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of our common shares.

        This description is based on the Code; existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder; and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of our common shares or that such a position would not be sustained. Holders are urged to consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning, and disposing of our common shares in their particular circumstances.

        For the purposes of this summary, a "U.S. holder" is a beneficial owner of our common shares that is (or is treated as), for U.S. federal income tax purposes:

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  an individual who is a citizen or resident of the United States;

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  a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

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  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust, (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (b) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person

        If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares, the U.S. federal income tax consequences relating to an investment in the common shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations of acquiring, owning and disposing of our common shares in its particular circumstances.

        As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a "passive foreign investment company," or a PFIC. In addition, U.S. holders that own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value could be subject to adverse U.S. federal income tax consequences pursuant to the controlled foreign corporation rules due to our ownership of one or more U.S. subsidiaries. Such prospective U.S. holders should consult with their tax advisors as to the tax consequences of acquiring, owning and disposing of our common shares.

        Persons considering an investment in our common shares are urged to consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of our common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Tax Residence

        Generally, for U.S. federal tax purposes, a corporation is considered a "domestic corporation" if it is incorporated or organized in the United States, and a "foreign corporation" if it is incorporated or organized in a non-U.S. jurisdiction. Because we are a British Virgin Islands incorporated entity, we would be classified as a foreign corporation under these general rules. Section 7874 of the Code, or Section 7874, however, contains rules that can result in a foreign corporation being treated as a domestic corporation for U.S. federal tax purposes. Under Section 7874, a foreign corporation will nevertheless be treated as a domestic corporation for U.S. federal tax purposes if (1) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a domestic corporation (including the indirect acquisition of assets by acquisition of all the outstanding shares of a domestic corporation), (2) the shareholders of the acquired domestic corporation hold at least 80% (by either vote or value) of the shares of the acquiring foreign corporation after the acquisition by reason of holding shares in the acquired domestic corporation (including the receipt of the foreign corporation's shares in exchange for the domestic corporation's shares) (the "ownership test"), and (3) the foreign corporation's "expanded affiliated group" does not have substantial business activities in the foreign corporation's country of organization or incorporation relative to the expanded affiliated group's worldwide activities. For purposes of Section 7874, "expanded affiliated group" means the foreign corporation and all subsidiaries in which the foreign corporation, directly or indirectly, owns more than 50% of the shares by vote and value.

        On December 31, 2016, we entered into an agreement with the stockholders of Biohaven Pharmaceuticals, Inc., a Delaware corporation, or BPI, to purchase all of the outstanding capital stock of BPI for an aggregate purchase price of $0.6 million, payable by the issuance of promissory notes to each BPI stockholder (see "Certain Relationships and Related Party Transactions—Transactions with Biohaven

Pharmaceuticals, Inc."). Although we and BPI had certain shareholders in common before December 31, 2016, based on the rules for determining share ownership under Section 7874, we believe the stockholders of BPI owned less than 80% of our shares. Accordingly, we do not believe that this transaction meets the ownership test under Section 7874 and therefore do not believe that we should be treated as a domestic corporation for U.S. federal tax purposes. However, the tax law in this area could be changed, including changed on a retroactive basis, and the application of Section 7874 to our acquisition of BPI could substantially increase our effective tax rate. The remainder of this discussion assumes that we are properly classified as a foreign corporation for U.S. federal tax purposes.

Distributions

        Although we do not currently plan to pay dividends, and subject to the discussion under "Passive Foreign Investment Company Considerations," below, a U.S. Holder generally will be required to treat the gross amount of any distribution actually or constructively received with respect to our common shares as a dividend to the extent of the U.S. holder's pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits generally will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder's adjusted tax basis in the common shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the common shares for more than one year as of the time such distribution is received. However, since we may not calculate our earnings and profits under U.S. federal income tax principles, a U.S. holder should assume that any distribution with respect to our common shares will constitute ordinary dividend income.

        Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on our common shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a "qualified foreign corporation" and certain other requirements (discussed below) are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on shares of stock that are readily tradable on an established securities market in the United States. Our common shares are, and we expect that they will continue to be, listed and readily tradable on the New York Stock Exchange, which is an established securities market in the United States. However, there can be no assurance that our common shares will be considered readily tradable on an established securities market in the United States in later years. If they are, and subject to the discussion under "Passive Foreign Investment Company Considerations," below, such dividends paid by us will generally be "qualified dividend income" in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Any dividend income that a U.S. holder realizes generally will be treated as foreign source income for foreign tax credit limitation purposes and generally will constitute passive category income.

Sale, Exchange or Other Taxable Disposition of our Common Shares

        A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of our common shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange (i.e., the amount of cash plus the fair market value of any property received) and the U.S. holder's tax basis for those common shares. Subject to the discussion under "Passive Foreign Investment Company Considerations," below, this gain or loss will generally be a capital gain or loss. The initial tax basis in the common shares generally will be equal to the cost of such common shares. Capital gain from the sale, exchange or other taxable disposition of our common shares by a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder's holding period determined at the time of such sale, exchange or other taxable disposition for such common shares exceeds one year (i.e., such gain is long-term taxable gain and will be taxable at ordinary income rates if not long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. U.S. holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Medicare Tax

        Certain U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds are subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividend income and net gains from the disposition of our common shares. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our common shares.

Passive Foreign Investment Company Considerations

        We do not believe we were a PFIC for our taxable year ended December 31, 2017 and based on the current and anticipated value of our assets and the composition of our income, assets and operations, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and therefore we cannot provide any assurance regarding our PFIC status for any past, current or future taxable years. A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income is passive income; or (ii) at least 50% of the average quarterly value of its total gross assets (which may be determined in part by reference to the quarterly market value of our common shares, which may be volatile) is attributable to assets that produce passive income or are held for the production of passive income. Moreover, for purposes of determining if a non-U.S. corporation is a PFIC, if the non-U.S. corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation.

        The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies which in some circumstances are unclear and subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our shares from time to time, which may fluctuate considerably. Under the income and asset tests, our status as a PFIC depends on the composition of our income and assets which, in our current and future taxable years, we may not be able to control, for example, with respect to income and assets attributed to us from entities owned 25% or more by us. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering, including this offering.

        If we are classified as a PFIC for any taxable year during which a U.S. holder owns our common shares, the U.S. holder, absent certain elections (including the Purging Election, Mark-to-Market Election, and QEF Election, each described below), generally will be subject to special, adverse tax rules (regardless of whether we continue to be classified as a PFIC) with respect to (a) any "excess distribution" (generally, any distributions received by the U.S. holder on its common shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years or, if shorter, the U.S. holder's holding period for its common shares) and (b) any gain realized from a sale or other disposition (including a pledge) of its common shares. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over a U.S. holder's holding period for the common shares, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. If we are classified as a PFIC in any year with respect to which a U.S. holder owns our common shares, we will, absent certain elections, continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns our common shares, regardless of whether we continue to meet the tests described above.

        Certain elections may be available to a U.S. holder that would result in alternative treatments. If we are a PFIC at any time when a U.S. holder holds our common shares, we will generally continue to be treated as a PFIC with respect to the U.S. holder for all succeeding years during which the U.S. holder holds our common shares even if we cease to qualify as a PFIC under the income and asset tests described above. However, if we cease to meet these tests, a U.S. holder can avoid the continuing impact of the PFIC rules by making a special election (a "Purging Election") to recognize gain in the manner described above as if our common shares had been sold on the last day of the last taxable year during which we were a PFIC. Accordingly, a Purging Election may accelerate the recognition of income without a corresponding receipt of cash. In addition, for a U.S. holder making such an election, a new holding period would be deemed to begin for our common shares for purposes of the PFIC rules. After the Purging Election, the common shares with respect to which the Purging Election was made would not be treated as shares in a PFIC unless we were subsequently to qualify as a PFIC. U.S. holders should consult their tax advisers regarding the potential availability of a Purging Election that would allow them to eliminate PFIC status under certain circumstances.

        In certain circumstances, a U.S. holder of shares in a PFIC may alleviate some of the adverse tax consequences described above by making a "qualified electing fund" election (a "QEF Election") to include in income its pro rata share of the corporation's income on a current basis. Accordingly, a QEF Election would accelerate the recognition of income without a corresponding receipt of cash. However, a U.S. holder may make a QEF Election with respect to our common shares only if we agree to furnish such U.S. holder annually with a PFIC annual information statement as specified in the applicable U.S. Treasury Regulations. We currently do not intend to prepare or provide the information that would enable U.S. holders to make a QEF Election if we are treated as a PFIC for any taxable year, and prospective investors should assume that a QEF Election will not be available.

        Alternatively, a U.S. holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election (the "Mark-to-Market Election") with respect to such stock to elect out of the tax treatment discussed above. A Mark-to-Market Election generally is effective for the taxable year in which it is made and all subsequent years and cannot be revoked without the consent of the IRS. An electing U.S. holder generally would take into account as ordinary income, for each year that we are a PFIC, the excess of the fair market value of our common shares held at the end of the taxable year over the U.S. holder's adjusted tax basis in such common shares at that time. Accordingly, a Mark-to-Market Election may accelerate the recognition of income without a corresponding receipt of cash. The U.S. holder would also take into account, as an ordinary loss for each year that we are a PFIC, the excess of the U.S. holder's adjusted tax basis in such common shares at the end of the taxable year over the fair market value of the shares at that time, but only to the extent of the aggregate of the amounts previously included in income as a result of the Mark-to-Market Election. The U.S. holder's tax basis in our common shares would be adjusted to reflect any income or loss resulting from the Mark-to-Market Election. Any gain from a sale, exchange or other disposition of the common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss to the extent of any net mark-to-market gains previously included in income and thereafter as capital loss. If, after having been a PFIC for one or more taxable years, we cease to be classified as a PFIC, the U.S. holder would not be required to take into account any latent gain or loss in the manner described above and any realized gain or loss would be classified as a capital gain or loss. A Mark-to-Market Election will not apply to our common shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any subsidiary that we own. A Mark-to-Market Election is available to a U.S. holder only if the common shares are considered "marketable stock." Generally, stock will be considered marketable stock if it is "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury Regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We expect that our common shares will be marketable stock as long as they remain listed on the New York Stock Exchange and are regularly traded. There can be no assurance that our common shares will continue to be so traded. U.S. holders should consult their tax advisers regarding the availability and advisability of making a Mark-to-Market Election in their particular circumstances.

        Moreover, if we are treated as a PFIC with respect to any taxable year, to the extent any of our subsidiaries are also PFICs, a U.S. holder may be deemed to own shares in such lower-tier PFICs, and an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. U.S. holders are urged to consult their own tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

        If we are a PFIC with respect to a U.S. holder of our common shares, such U.S. holder will generally be required to file an annual information return on IRS Form 8621 with respect to our common shares and the shares of any of our subsidiaries that also qualify as a PFIC. U.S. holders should consult their own tax advisers concerning annual filing requirements.

        NO ASSURANCE CAN BE GIVEN REGARDING OUR PFIC STATUS FOR ANY PAST, CURRENT OR FUTURE TAXABLE YEARS. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE OPERATION OF THE PFIC RULES AND RELATED REPORTING REQUIREMENTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE ADVISABILITY OF MAKING ANY ELECTION THAT MAY BE AVAILABLE.

Backup Withholding and Information Reporting

        U.S. holders generally will be subject to information reporting requirements with respect to dividends on our common shares and on the proceeds from the sale, exchange or disposition of our common shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an "exempt recipient." In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

        Certain U.S. holders (and to the extent provided in IRS guidance, certain non-U.S. holders) who hold interests in "specified foreign financial assets" (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns with information relating to such assets for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable IRS guidance). "Specified foreign financial assets" generally include, among other assets, financial accounts maintained by foreign financial institutions, and our common shares, unless the shares are held through an account maintained by a financial institution. Substantial penalties may apply to any failure to timely file a complete and correct IRS Form 8938. Additionally, in the event an applicable U.S. holder (and to the extent provided in IRS guidance, a non-U.S. holder) that is required to file IRS Form 8938 either fails to file or fails to report a relevant asset, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. Prospective investors are encouraged to consult with their own tax advisors regarding the possible reporting obligations under these and other disclosure requirements in light of their individual circumstances.

        THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR COMMON SHARES IN LIGHT OF THE INVESTOR'S OWN CIRCUMSTANCES.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Piper Jaffray & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Piper Jaffray & Co.
Barclays Capital Inc.
William Blair & Company, LLC
Needham & Company, LLC

Total

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the common shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option to purchase additional shares described below.

        The underwriters initially propose to offer part of the common shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            per share under the public offering price. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter's name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to            additional common shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:
Proceeds, before expenses, to us	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $             million. We have agreed to reimburse the underwriters up to $            for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of common shares offered by them.

        Our common shares are listed on the New York Stock Exchange under the trading symbol "BHVN."

        We and all of our directors and officers and certain shareholders holding an aggregate of             of our common shares have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending        days after the date of this prospectus, or the restricted period:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares;

whether any such transaction described above is to be settled by delivery of common shares or such other securities, in cash or otherwise, or publicly disclose the intention to do any of the foregoing. In addition, without the prior written consent of the representatives on behalf of the underwriters, (i) our directors and officers and such holders will not, during the restricted period, make any demand for, or exercise any right, or publicly disclose its intention to make any demand or exercise any right, with respect to the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares and (ii) we will not file any registration statement with the Securities and Exchange Commission relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares. In addition, our directors and officers and such holders agreed and consented to the entry of stop transfer instructions with our transfer agent and registrar against the transfer of each such person's common shares except in compliance with the below restrictions.

        The restrictions described in the immediately preceding paragraph to do not apply to:

  •
  sales or transfers of shares of our common stock under a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that such trading plan was established prior to the date of this prospectus;

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  transactions relating to common shares or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of common shares is required or is voluntarily made during the restricted period;

  •
  transfers of common shares or any security convertible into common shares to an immediate family member or a trust for the direct or indirect benefit of the undersigned or such immediate family member of the undersigned (for purposes of the foregoing, "immediate family" means any relationship by blood, marriage, civil union, domestic partnership or adoption, not more remote than first cousin), provided that each transferee signs and delivers a lock-up agreement, and provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of common shares is required or is voluntarily made during the restricted period;

  •
  transfers of common shares or any security convertible into common shares as a bona fide gift or charitable contribution, provided that each donee signs and delivers a lock-up agreement, and provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of common shares shall be required or shall be voluntarily made during the restricted period;

  •
  transfers of common shares or any security convertible into common shares by will or intestacy, provided that each transferee signs and delivers a lock-up agreement, and provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of common shares is required or is voluntarily made during the restricted period;

  •
  if the transferor is a corporation, partnership or other business entity, distributions of common shares or any security convertible into common shares to limited partners, members, stockholders or holders of similar equity interests in the transferor, provided that each distributee signs and delivers a lock-up agreement, and provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of common shares is required or is voluntarily made during the restricted period;

  •
  if the transferor is a trust, transfers or distributions of common shares or any securities convertible into or exercisable or exchangeable for common shares to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, provided that each transferee signs and delivers a lock-up agreement, and provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of common shares is required or is voluntarily made during the restricted period;

  •
  the exercise of a stock option granted under a stock incentive plan or stock purchase plan described in this prospectus, and the receipt from the Company of common shares upon such exercise, insofar as such option is outstanding as of the date of the lock-up agreement or date of this prospectus, provided that the underlying shares shall continue to be subject to the restrictions on transfer set forth in the lock-up agreement, and provided that, if required, any public report or filing under Section 16 of the Exchange Act clearly indicates in the footnotes thereto that the filing relates to the exercise of a stock option, that no common shares were sold by the reporting person and that the common shares received upon exercise of the stock option are subject to a lock-up agreement with the underwriters;

  •
  the disposition of common shares to us, or the withholding of common shares by us, in a transaction exempt from Section 16(b) of the Exchange Act solely to the extent required for the payment of taxes due with respect to the vesting or expiration of options or the vesting of restricted stock or restricted stock units granted under a stock incentive plan, stock purchase plan or pursuant to a contractual employment arrangement described in this prospectus, insofar as such options, restricted stock or restricted stock units are outstanding as of the date of the lock-up agreement or as of the date of this prospectus, provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of common shares is required or is voluntarily made during the restricted period;

  •
  transfers to us in connection with the repurchase of common shares in connection with the termination of the person's employment with us pursuant to contractual agreements with us as in effect as of the date of this prospectus, provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of common shares is required or is voluntarily made during the restricted period;

  •
  transfers of common shares or any security convertible into or exercisable or exchangeable for common shares pursuant to a domestic order, divorce decree or court order, provided that each transferee signs and delivers a lock-up agreement, and provided that, if required, any public report or filing under Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto that the filing relates to the transfer of such securities pursuant to a domestic order, divorce decree or court order, that no such securities were sold by the reporting person and that the securities so transferred are subject to a lock-up agreement with the underwriters;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common shares, provided that (i) such plan does not provide for the transfer of common shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the person or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common shares may be made under such plan during the restricted period; or

  •
  a merger, consolidation or other similar transaction, occurring after the closing of the offering, in which all holders of the common shares may participate, involving a change of control of the Company and approved by our board of directors, provided that, in the event that such change-of-control transaction is not completed, the person's shares shall remain subject to the restrictions contained in the lock-up agreement and title to the person's shares shall remain with the person (for purposes of the foregoing, "change of control" means the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter pursuant to the offering), of the our voting securities if, after such transfer, such person or group of affiliated persons would hold at least 90% of our or the surviving entity's outstanding voting securities).

        The representatives, in their sole discretion, may release the common shares and other securities subject to the lock-up agreements described above at any time.

        In order to facilitate this offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We have agreed to indemnify the underwriters, and the underwriters have agreed to indemnify us, against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

Canada

        The common shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Furthermore, as residents of Canada own more than 10% the outstanding common shares, a Canadian purchaser will not be able to rely on the exemption from the prospectus requirements available in respect of certain resales outside of Canada found in section 2.14 of National Instrument 45-102—Resale of Securities.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any of our common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of our common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any of our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our common shares to be offered so as to enable an investor to decide to purchase any of our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        Each underwriter has represented and agreed that:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

        The validity of the common shares and certain other matters of British Virgin Islands law will be passed upon for us by Maples and Calder, our special BVI counsel. Certain other legal matters will be passed upon for us by Cooley LLP, Reston, Virginia, and for the underwriters by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

        The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2017 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common shares being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our company and the common shares offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

        You can read our SEC filings, including the registration statement, over the internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

        We are subject to the information reporting requirements of the Exchange Act, and we have filed and will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.biohavenpharma.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

 INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (File No. 001-38080):

  •
  our Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 6, 2018, and our amendment to Form 10-K filed on March     , 2018; and

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  our Current Reports on Form 8-K filed with the SEC on January 11, 2018 and March 12, 2018.

        Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have "furnished" to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

        We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Biohaven Pharmaceutical Holding Company Ltd., Attn: Corporate Secretary, 234 Church Street, New Haven, Connecticut 06510.

        You also may access these filings on our website at www.biohavenpharma.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accountants' fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

        British Virgin Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended Memorandum and Articles of Association provide for the indemnification of our directors against all losses or liabilities incurred or sustained by him or her as a director of our company in defending any proceedings, whether civil, criminal, administrative or investigative in which the director acted honestly and in good faith with a view to the best interest of the company and had no reasonable cause to believe that their conduct was unlawful.

        Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained under British Virgin Islands law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

        The limitation of liability and indemnification provisions in our memorandum and articles of association and in indemnification agreements that we enter into with our directors and executive officers may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other shareholders. Further, a shareholder's investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

        We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

        The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, and otherwise.

Item 15.    Recent Sales of Unregistered Securities.

Issuances of Capital Stock

        The following list sets forth information regarding all unregistered securities sold by us since January 1, 2015 through the date of the prospectus that forms a part of this registration statement.

  1.
  In July 2015, we issued an aggregate of 867,000 common shares to three investors at a purchase price of $5.60 per share, for aggregate consideration of $4.9 million.

  2.
  In August 2015, we issued 50,000 common shares with a value of $0.3 million to a third party in partial settlement of amounts due under a license agreement.

  3.
  In August 2015, as part of our license agreement, we issued ALS Biopharma, LLC warrants to purchase an aggregate of 600,000 of our common shares with an exercise price of $5.60 per share.

  4.
  In February 2016, we issued an aggregate of 429,000 common shares to two investors at a purchase price of $7.00 per share, for aggregate consideration of $3.0 million.

  5.
  In May 2016 and June 2016, we issued an aggregate of 1,090,500 common shares to 10 investors at a purchase price of $7.70 per share, for aggregate consideration of $8.4 million.

  6.
  In October 2016, we issued an aggregate of 4,305,209 Series A preferred shares to 45 investors at a purchase price of $9.2911 per share, for aggregate consideration of $40.0 million, 538,150 Series A preferred shares with a value of $5.0 million to a third party in satisfaction of our obligations under a license agreement and 105,010 Series A preferred shares with a value of $1.0 million to two third parties in connection with their placement services with respect to the Series A preferred financing.

  7.
  In December 2016, we issued promissory notes in the aggregate principal amount of $0.6 million to the stockholders of Biohaven Pharmaceuticals, Inc. in connection with our purchase of all of the outstanding capital stock of BPI.

  8.
  In January 2017, we issued warrants to two of our directors, each to purchase 107,500 of our common shares with an exercise price of $9.2911 per share, in connection with the directors' guaranties related to our credit agreement with Wells Fargo.

  9.
  In February 2017, we issued an aggregate of 4,305,182 Series A preferred shares to 45 investors at a purchase price of $9.2911 per share, for aggregate consideration of $40.0 million and 105,009 Series A preferred shares with a value of $1.2 million to two third parties in connection with their placement services with respect to the Series A preferred financing.

  10.
  In March 2017, we issued 32,500 common shares plus $249,750 in cash to one shareholder in exchange for 500,000 shares of common stock of Kleo Pharmaceuticals, Inc.

  11.
  In May 2017, in connection with the closing of our IPO, we issued 538,149 and 1,345,374 common shares to AstraZeneca and BMS, respectively, pursuant to the terms of our license agreement with the respective party, for no additional consideration.

  12.
  In June 2017, as partial consideration issued in connection with an agreement to perform investor relations services with The Trout Group LLC, or Trout, we issued to Trout a warrant to purchase 6,751 common shares at an exercise price of $22.22 per share.

  13.
  In March 2018, we issued and sold an aggregate of 2,000,000 common shares in a private placement to 10 investors at a purchase price of $27.50 per share, for aggregate consideration of $55.0 million.

        The offers, sales and issuances of the securities described in the paragraphs above were exempt from registration under Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act. Each of the purchasers represented to us that they acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. The purchasers also represented to us that they were accredited investors as defined in Rule 501 promulgated under the Securities Act.

        In addition, upon the completion of our IPO in May 2017, all of our Series A preferred shares, including the shares described in paragraphs 6 and 9 above, automatically converted into an aggregate of 9,358,560 common shares. The issuance of such common shares was exempt from registration under Section 3(a)(9) of the Securities Act.

Stock Option Grants

        From January 1, 2015 through May 23, 2017, the date on which our registration statement on Form S-8 was filed and became effective, we granted options under our 2014 Equity Incentive Plan to purchase an aggregate of 2,898,858 common shares to employees, consultants and directors, having exercise prices ranging from $5.60 to $10.82 per share. Of these, through the date of this prospectus, 193,132 common shares were issued upon the exercise of stock options, at a weighted average exercise price of $7.34 per share, for aggregate proceeds of approximately $1.3 million.

        The offers, sales and issuances of the securities described in the foregoing paragraph were exempt from registration under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or consultants and received the securities under our 2014 Equity Incentive Plan. Appropriate legends were affixed to the securities issued in these transactions.

Item 16.    Exhibits and Financial Statement Schedules.

  (a) Exhibits.

Exhibit Number		Description of Document
1.1	†	Form of Underwriting Agreement.
2.1
Securities Purchase Agreement between Kleo Pharmaceuticals, Inc. and the Registrant, dated as of August 29, 2016 (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K (File No. 001-38080) filed with the Securities and Exchange Commission on June 14, 2017).
2.2
First Subscription Agreement between Kleo Pharmaceuticals, Inc. and the Registrant, dated as of October 5, 2017 (incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K (File No. 001-38080) filed with the Securities and Exchange Commission on October 12, 2017).

Exhibit Number		Description of Document
2.3		Second Subscription Agreement between Kleo Pharmaceuticals, Inc. and the Registrant, dated as of October 5, 2017 (incorporated by reference to Exhibit 2.3 to the Registrant's Current Report on Form 8-K (File No. 001-38080) filed with the Securities and Exchange Commission on October 12, 2017).
3.1
Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 001-38080) filed with the Securities and Exchange Commission on May 12, 2017).
4.1
Investors' Rights Agreement, dated as of October 31, 2016, by and among the Registrant and certain of its shareholders (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 (File No. 333-217214) filed with the Securities and Exchange Commission on April 7, 2017).
4.2
Term Note, dated August 30, 2016, issued to Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-1 (File No. 333-217214) filed with the Securities and Exchange Commission on April 7, 2017).
4.3
Warrant, dated January 26, 2017, issued to John Childs (incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-1 (File No. 333-217214) filed with the Securities and Exchange Commission on April 7, 2017).
4.4
Warrant, dated January 26, 2017, issued to Gregory Bailey (incorporated by reference to Exhibit 4.5 to the Registrant's Registration Statement on Form S-1 (File No. 333-217214) filed with the Securities and Exchange Commission on April 7, 2017).
4.5
Warrants, dated August 15, 2015, issued to ALS Biopharma, LLC (incorporated by reference to Exhibit 4.6 to the Registrant's Registration Statement on Form S-1 (File No. 333-217214) filed with the Securities and Exchange Commission on April 7, 2017).
5.1	†	Opinion of Maples and Calder, British Virgin Islands counsel as to legality.
10.1	#
License Agreement, by and between the registrant and Bristol-Myers Squibb Company, dated as of July 8, 2016 (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (File No. 333-217214) filed with the Securities and Exchange Commission on April 7, 2017).
10.2	#
ALS Biopharma Agreement, by and among the registrant, ALS Biopharma, LLC and Fox Chase Chemical Diversity Center Inc., dated as of August 10, 2015, as amended to date (incorporated by reference to Exhibit 10.2 to the Registrant's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-217214) filed with the Securities and Exchange Commission on April 24, 2017).
10.3	#
License Agreement, by and between the registrant and AstraZeneca AB, dated as of October 5, 2016 (incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 (File No. 333-217214) filed with the Securities and Exchange Commission on April 7, 2017).
10.4	#
Agreement, by and between the registrant and Yale University, dated as of September 30, 2013, as amended to date (incorporated by reference to Exhibit 10.4 to the Registrant's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-217214) filed with the Securities and Exchange Commission on April 24, 2017).

Exhibit Number		Description of Document
10.5	#	Zydis® Development and License Agreement, by and between the registrant and Catalent U.K. Swindon Zydis Limited, dated as of March 9, 2015 (incorporated by reference to Exhibit 10.5 to the Registrant's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-217214) filed with the Securities and Exchange Commission on April 24, 2017).
10.6	#
Exclusive Patent License Agreement, by and between the registrant and The General Hospital Corporation d/b/a Massachusetts General Hospital, dated as of September 13, 2014 (incorporated by reference to Exhibit 10.6 to the Registrant's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-217214) filed with the Securities and Exchange Commission on April 24, 2017).
10.7	#
Exclusive License Agreement, by and between the registrant and Rutgers, the State University of New Jersey, dated as of June 15, 2016 (incorporated by reference to Exhibit 10.7 to the Registrant's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-217214) filed with the Securities and Exchange Commission on April 24, 2017).
10.8
Credit Agreement, by and between the registrant and Wells Fargo Bank, National Association, dated as of August 30, 2016 (incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 (File No. 333-217214) filed with the Securities and Exchange Commission on April 7, 2017).
10.9	+
2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registrant's Registration Statement on Form S-1 (File No. 333-217214) filed with the Securities and Exchange Commission on April 7, 2017).
10.10	+
Form of Share Option Agreement under 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 (File No. 333-217214) filed with the Securities and Exchange Commission on April 7, 2017).
10.11	+
2017 Equity Incentive Plan (incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-8 (File No. 333-218193) filed with the Securities and Exchange Commission on May 23, 2017).
10.12	+
Form of Stock Option Grant Notice and Stock Option Agreement under 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 to the Registrant's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-217214) filed with the Securities and Exchange Commission on April 24, 2017).
10.13	+
Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to the Registrant's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-217214) filed with the Securities and Exchange Commission on April 24, 2017).
10.14	+
2017 Employee Share Purchase Plan (incorporated by reference to Exhibit 4.7 to the Registrant's Registration Statement on Form S-8 (File No. 333-218193) filed with the Securities and Exchange Commission on May 23, 2017).
10.15	+
Form of Indemnification Agreement with non-employee directors (incorporated by reference to Exhibit 10.16 to the Registrant's Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-217214) filed with the Securities and Exchange Commission on May 1, 2017).
21.1	†	Subsidiaries of the Registrant.
23.1	†	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

Exhibit Number		Description of Document
24.1	†	Power of Attorney (contained on signature page hereto).

#
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.

+
Indicates management contract or compensatory plan.

†
To be filed by amendment.

  (b) Financial Statement Schedules.

        No financial statement schedules have been submitted because they are not required or are not applicable or because the information required is included in the consolidated financial statements or the notes thereto.

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Haven, State of Connecticut, on the                day of                    , 2018.

BIOHAVEN PHARMACEUTICAL HOLDING COMPANY LTD.
By:	Vlad Coric, M.D. Chief Executive Officer

        KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Vlad Coric his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Vlad Coric, M.D.	Chief Executive Officer and Director (Principal Executive Officer)	, 2018
James Engelhart	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2018
Declan Doogan, M.D.	Chairman of the Board of Directors	, 2018
Gregory H. Bailey, M.D.	Director	, 2018
John W. Childs	Director	, 2018

Signature	Title	Date

Albert Cha, M.D., Ph.D.	Director	, 2018
Eric Aguiar, M.D.	Director	, 2018
Julia Gregory	Director	, 2018